UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 6-K

_________________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 4, 2026

_________________________

NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

_________________________

Novo Allé
DK-2880 Bagsværd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Financial report for the period 1 January 2025 to 31 December 2025
3 February 2026

Novo Nordisk's sales increased by 6% in Danish kroner and by 10% at constant exchange rates to DKK 309.1 billion in 2025

•Operating profit decreased by 1% in Danish kroner and increased by 6% at constant exchange rates (CER) to DKK 127.7 billion. Had Novo Nordisk not incurred costs related to the company-wide transformation of around DKK 8 billion, operating profit would have increased by 6% in Danish kroner and 13% at CER.
•Sales in US Operations increased by 3% in Danish kroner (8% at CER) and were positively impacted by gross-to-net sales adjustments. Sales in International Operations increased by 10% in Danish kroner (14% at CER). Sales within Obesity and Diabetes care increased by 7% in Danish kroner to DKK 289.5 billion (10% at CER), mainly driven by Obesity care growth of 26% in Danish kroner (31% at CER) and GLP-1 diabetes sales growing 2% in Danish kroner (6% at CER). Rare disease sales increased by 5% in Danish kroner (9% at CER).

•On 22 December, the US FDA approved the first oral GLP-1 in obesity, once-daily oral semaglutide 25 mg, under the brand name of Wegovy® pill. Wegovy® pill was launched on 5 January 2026, and as of 23 January, total weekly prescriptions amounted to around 50,000. Prescription uptake is mainly driven by the 1.5 mg starter dose in the self-pay channel.

•Key R&D developments in the quarter include the phase 2 trial with zenagamtide (previously amycretin) showing significant weight loss and HbA1c reduction in type 2 diabetes, and the phase 3 trial REIMAGINE 2 with CagriSema, also in diabetes, was successfully completed. Within obesity, Novo Nordisk has submitted semaglutide 7.2 mg and the next-generation asset CagriSema to the US FDA.

•Adjusted sales growth for 2026, which excludes revenue from the reversal of 340B provisions, is expected to be -5 to -13% at CER. Adjusted sales growth reported in Danish kroner is expected to be 3 percentage points lower than at CER. The sales outlook is impacted by lower realised prices including impacts related to the "Most Favoured Nations" agreement in the US and the patent expiry of the semaglutide molecule in certain IO markets, as well as competition. The global GLP-1 market is expected to continue to expand with Novo Nordisk introducing new treatments, such as Wegovy® pill and higher doses of Wegovy®, enabling Novo Nordisk to continue to increase patient reach and expand volumes. Adjusted operating profit growth is expected to be -5 to -13% at CER. Adjusted operating profit growth reported in Danish kroner is expected to be 5 percentage points lower than at CER. Sales and operating profit for 2026 will be positively impacted by a reversal of sales rebate provisions of USD 4.2 billion related to the 340B Drug Pricing Program in the US.

•At the Annual General Meeting on 26 March 2026, the Board of Directors will propose a final dividend of DKK 7.95 per share for 2025, taking the expected total dividend for 2025 to 11.70. The Board of Directors has decided to initiate a new share repurchase programme of up to DKK 15 billion.

PROFIT AND LOSS	2025	2024	Growth as reported	Growth at CER*
DKK million
Net sales	309,064	290,403	6%	10%
Operating profit	127,658	128,339	(1%)	6%
Net profit	102,434	100,988	1%	N/A
Diluted earnings per share (in DKK)	23.03	22.63	2%	N/A
* CER: Constant exchange rates (average 2024).
"Novo Nordisk delivered 10% sales growth in constant exchange rates and reached nearly 46 million people with our innovative treatments, despite 2025 being a challenging year for the company. In 2026, Novo Nordisk will face pricing headwinds in an increasingly competitive market. However, we are very encouraged by the promising early uptake from the US launch of Wegovy® pill, and we remain confident in our ability to drive volume growth over the coming years. Also for this year, we look forward to regulatory decisions for next-generation treatments, such as Mim8 within haemophilia and CagriSema within obesity, as well as a number of exciting R&D read-outs, including phase 3 read-outs for etavopivat and ziltivekimab," said Mike Doustdar, president and CEO.

On 3 February 2026 at 13.00 CET, corresponding to 07.00 am EST, an earnings call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under 'Investors' (the contents of the company's website do not form a part of this Form 6-K).

Novo Nordisk A/S Investor Relations	Novo Alle 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR Number: 24 25 67 90
Company announcement No 4 / 2026

Financial report for the period 1 January 2025 to 31 December 2025	Page 2 of 43
STRATEGIC ASPIRATIONS
STRATEGIC ASPIRATIONS 2025
The 2025 Strategic Aspirations were introduced in 2019 and are set to conclude this year.
• Sales have more than doubled, reaching DKK 309 billion in 2025 with a compound annual growth rate (CAGR) of 17%.
• Operating profit has more than doubled, reaching DKK 128 billion in 2025 with a CAGR of 16%.
• Obesity care sales have increased from DKK 6 billion in 2019 to DKK 82 billion in 2025.
• Rare Disease positioned for sustained growth with late-stage pipeline of denecimig (Mim8) and etavopivat.
• DKK 306 billion has been returned to shareholders from 2020 to 2025.
• Treatment provided to 46 million people living with obesity and diabetes, an increase of ~16 million patients since 2019.

Novo Nordisk expects to introduce new Strategic Aspirations as part of Capital Markets Day on 21 September 2026. Until that time, reporting and tracking of progress will continue across key dimensions of the Novo Nordisk business.

Performance highlights for 2025 (blue indicates fourth-quarter development):

PERFORMANCE HIGHLIGHTS

Financials
Deliver solid sales and operating profit growth:
–Sales growth of 10% (CER)
–Operating profit growth of 6% (CER), impacted by one-off restructuring costs related to a company-wide transformation as well as acquisition of three former Catalent sites
–Had Novo Nordisk not incurred such restructuring costs, of around DKK 8 billion, operating profit would have increased by 13% (CER)

Drive operational efficiencies:
–Operational leverage reflecting sales growth when adjusting for restructuring costs

Enable attractive capital allocation to shareholders:
–Free cash flow of DKK 28.3 billion
–DKK 52 billion returned to shareholders via dividends

e

Innovation and therapeutic focus
Develop superior treatment solutions for Obesity:
–In-license agreements of a triple agonist and two oral molecules
–Novo Nordisk to advance subcutaneous and oral zenagamtide (amycretin) for weight management into phase 3
–Semaglutide 2.4 mg approved in the US for the treatment of MASH
–Phase 3 programme with cagrilintide initiated
–Closing of Akero acquisition and its phase 3 FGF21 analogue in MASH
–Semaglutide 7.2 mg submitted in the EU and in the US
–Wegovy® pill for weight management approved in the US and submitted in the EU
–Phase 1a/2b trial initiated with UBT251, a triple agonist
–CagriSema submitted for regulatory approval in the US

Further raise innovation bar for Diabetes treatment:
–Ozempic® approved by EMA for the treatment of peripheral arterial disease in the EU
–Resubmission of Awiqli® in the US for treatment of type 2 diabetes
–Phase 3 trial with coramitug initiated in people living with Amyloid Transthyretin (ATTR) cardiomyopathy.

–IcoSema (Kyinsu®) approved in the EU for the treatment of type 2 diabetes in adults.
–Evoke phase 3 trials did not demonstrate a statistically significant reduction in Alzheimer's disease progression
–Phase 3 trials with CagriSema in diabetes, REIMAGINE 2 and 3, successfully completed
–Phase 2 trial successfully completed with subcutaneous and oral zenagamtide (amycretin)

Strengthen and progress Rare disease pipeline:
–Alhemo® approved in the US for the treatment of haemophilia A and B without inhibitors
–Sogroya® non-replacement indications submitted in the US and Japan
–Denecimig (Mim8) submitted for regulatory approval in the EU and in the US
–Closing of the acqusition of clinical-stage MASP-3 inhibitor zaltenibart
–Sogroya® approved in China

Commercial execution
Strengthen diabetes leadership to more than one-third: –Diabetes value market share declined by 3.6 percentage points to 30.1% (MAT)
More than DKK 25 billion in Obesity care sales by 2025:
–Obesity care sales increased by 31% (CER) to DKK 82.3 billion

Secure a sustained growth outlook for Rare Disease:
–Rare disease sales increased by 9% (CER) to DKK 19.6 billion
e-t

Purpose and sustainability (ESG)
Progress towards zero environmental impact: –Overall CO2e emissions (scope 1, 2 and full scope 3) increased by 19% compared to 2024	Adding value to society and being recognised as a sustainable employer: –Medical treatment provided to 42.0 million people living with diabetes and 3.6 million people living with obesity

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 4 / 2026

Financial report for the period 1 January 2025 to 31 December 2025	Page 3 of 43
PERFORMANCE HIGHLIGHTS
FINANCIAL HIGHLIGHTS FOR 2025

PROFIT AND LOSS	2025	2024	% change 2025 to 2024	% change 2025 to 2024 at CER¹
(Amounts are in DKK million, except for earnings per share)

Net sales	309,064	290,403	6%	10%

Gross profit	250,276	245,881	2%	7%
Gross margin	81.0%	84.7%

Sales and distribution costs	(64,310)	(62,101)	4%	7%
Percentage of sales	20.8%	21.4%

Research and development costs	(52,039)	(48,062)	8%	10%
Percentage of sales	16.8%	16.6%

Administrative costs	(5,969)	(5,276)	13%	16%
Percentage of sales	1.9%	1.8%

Other operating income and expenses	(300)	(2,103)	N/A	N/A

Operating profit (EBIT)	127,658	128,339	(1%)	6%
Operating margin	41.3%	44.2%

Financial items (net)	2,882	(1,148)	N/A	N/A

Profit before income taxes	130,540	127,191	3%	N/A

Income taxes	(28,106)	(26,203)	7%	N/A
Effective tax rate	21.5%	20.6%

Net profit	102,434	100,988	1%	N/A
Net profit margin	33.1%	34.8%

OTHER KEY NUMBERS

Depreciation, amortisation and impairment losses	21,982	19,107	15%	N/A
Capital expenditure (PP&E)	60,140	47,164	28%	N/A
Net cash generated from operating activities	119,102	120,968	(2%)	N/A
Free cash flow[1]	28,295	(14,707)	N/A	N/A
EBITDA[1]	149,640	147,446	1%	7%
Adjusted net profit[1]	116,407	110,557	5%	N/A

Total assets	542,902	465,630	17%	N/A
Equity	194,047	143,486	35%	N/A
Equity ratio	35.7%	30.8%

Diluted earnings per share / ADR (in DKK)	23.03	22.63	2%	N/A
Adjusted diluted earnings per share/ADR (in DKK)[1]	26.17	24.77	6%	N/A
Total dividend per share[2]	11.70	11.40	3%	N/A
Payout ratio[3]	50.7%	50.2%

Full-time equivalent employees end of period	68,794	76,302	(10%)	N/A

1) See appendix 7: Non-IFRS financial measures (additional information).
2) Total dividend for the financial year 2025 including proposed final dividend of DKK 7.95 per share and interim dividend paid in August 2025 of DKK 3.75 per share.
3) Total dividend for the year as a percentage of net profit.

These unaudited consolidated financial statements for the financial year 1 January - 31 December 2025 have been prepared in accordance with IAS 34 'Interim Financial Reporting' and additional Danish disclosure requirements for listed companies. The accounting policies adopted in the preparation are consistent with those applied in the Annual Report 2024 of Novo Nordisk, except from those changes in presentation described in notes 2 and 3 to Appendix 4.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 4 / 2026

Financial report for the period 1 January 2025 to 31 December 2025	Page 4 of 43
COMMERCIAL EXECUTION
SALES DEVELOPMENT ACROSS THERAPEUTIC AREAS
Sales grew by 6% measured in Danish kroner and by 10% at CER in 2025, led by Obesity care sales growth of 31% (CER), driven by Wegovy® and Diabetes care sales growth of 4% (CER), driven by Ozempic®. Rare disease sales increased by 9% (CER).

Sales split per therapy	Sales 2025 DKK million	Sales 2024 DKK million	Growth as reported	Growth at CER	Share of growth at CER
Obesity and Diabetes care segment

Injectable GLP-1	130,109	125,824	3%	7%	31%
- Ozempic®	127,089	120,342	6%	10%	39%
- Victoza®	3,020	5,482	(45%)	(43%)	(8%)
Rybelsus®	22,093	23,301	(5%)	(2%)	(2%)

Total GLP-1	152,202	149,125	2%	6%	29%

Long-acting insulin[1]	18,755	19,095	(2%)	1%	1%

Premix insulin[2]	10,315	10,789	(4%)	(1%)	(1%)

Fast-acting insulin[3]	18,583	18,522	0%	3%	2%

Human insulin	5,484	6,967	(21%)	(18%)	(4%)

Total insulin	53,137	55,373	(4%)	(1%)	(2%)

Other Diabetes care[4]	1,770	2,120	(17%)	(14%)	(1%)

Total Diabetes care	207,109	206,618	0%	4%	26%

Wegovy®	79,106	58,206	36%	41%	80%
Saxenda®	3,241	6,940	(53%)	(52%)	(12%)

Total Obesity care	82,347	65,146	26%	31%	68%

Obesity and Diabetes care total	289,456	271,764	7%	10%	94%

Rare disease segment
Rare blood disorders[5]	11,955	12,138	(2%)	2%	1%

Rare endocrine disorders[6]	5,959	4,993	19%	24%	4%

Other Rare disease[7]	1,694	1,508	12%	16%	1%

Rare disease total	19,608	18,639	5%	9%	6%

Total sales	309,064	290,403	6%	10%	100%

1) Comprises Tresiba®, Xultophy®, Levemir® and Awiqli®.
2) Comprises Ryzodeg® and NovoMix®.
3) Comprises Fiasp® and NovoRapid®.
4) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
5) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia®, NovoThirteen® and Alhemo®.
6) Primarily Norditropin® and Sogroya®.
7) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 4 / 2026

Financial report for the period 1 January 2025 to 31 December 2025	Page 5 of 43
OBESITY AND DIABETES CARE
Obesity care
Sales of Obesity care products increased by 26% measured in Danish kroner and by 31% at CER to DKK 82,347 million. Sales growth was driven by both US Operations and International Operations. The volume growth of the global branded GLP-1 obesity market was 104%. Novo Nordisk is the global market leader with a branded volume market share of 59.6%. In International Operations, tirzepatide is categorised under GLP-1 diabetes only in IQVIA data, despite having indications for diabetes and obesity in most launched countries. Across, the total global branded GLP-1 diabetes and obesity market, the volume growth was 38.0%.

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from November 2024 and November 2025 provided by the independent data provider IQVIA. EUCAN covers Europe and Canada, Emerging Markets covers mainly Latin America, the Middle East and Africa. APAC covers Japan, Korea, Oceania, and Southeast Asia. Region China covers Mainland China, Hong Kong and Taiwan.

Obesity care, development per geographical area	Global branded obesity market growth (Volume, MAT)	Obesity care, sales development

	November	Sales 2025 DKK million	Growth at CER
	2025

Global	104%	82,347	31%
US Operations	108%	51,283	15%
International Operations	97%	31,064	73%
- EUCAN *	73%	16,827	62%
- Emerging Markets **	136%	7,338	59%
- APAC ***	190%	6,075	122%
- Region China ****	N/A	824	182%

Source: IQVIA, November 2025 data. *Data for EUCAN available for Canada and 25 European markets representing approximately 100% of Novo Nordisk’s Obesity care sales in the area. **Data for Emerging Markets available for 10 markets representing approximately 76% of Novo Nordisk’s Obesity care sales in the area. ***Data for APAC available for four markets representing approximately 57% of Novo Nordisk’s Obesity care sales in the area. **** Branded obesity market data for mainland China, excluding Hong Kong and Taiwan, is not fully covered by global IQVIA data. In IO countries, tirzepatide is categorised under GLP-1 diabetes only, despite having indications for diabetes and obesity in most launched countries.

Wegovy® sales increased by 36% measured in Danish kroner and by 41% at CER to DKK 79,106 million. Sales of Saxenda® decreased by 53% measured in Danish kroner and by 52% at CER to DKK 3,241 million in line with portfolio priorities and as the injectable obesity care market is continuing to move towards once-weekly treatments.

US Operations
Sales of Obesity care products in US Operations increased by 10% measured in Danish kroner and by 15% at CER to DKK 51,283 million. Sales of Wegovy® increased by 11% measured in Danish kroner and by 16% at CER to DKK 51,015 million, driven by increased volumes, partially countered by lower realised prices. In the US, Wegovy® has around 230,000 weekly prescriptions as of 23 January 2026, and the volume growth of the branded obesity market in the US was 108%.

Despite the expiry of the FDA grace period for mass compounding on 22 May 2025, Novo Nordisk market research shows that unsafe and unlawful mass compounding has continued with levels broadly unchanged. In the self-pay channel, NovoCare® Pharmacy was launched in March 2025. Injectable Wegovy® prescriptions in the self-pay channel via retail NovoCare® Pharmacy (including telehealth collaborations) amount to around 70,000 weekly prescriptions as of 23 January 2026. Novo Nordisk continues to invest in expanding direct-to-patient initiatives such as NovoCare® Pharmacy and further collaborations with telehealth providers initiated during fourth quarter of 2025. Within the insured channel, Novo Nordisk continues to work on expanding access to Wegovy® in the US. It is estimated that around 50 million people with obesity have Wegovy® coverage in the US, including more than 5 million people estimated to be covered via Medicaid. Into January 2026, several states announced reduced anti obesity medication coverage in Medicaid following budgetary constraints.

On 22 December 2025, Wegovy® pill, the first and only oral GLP-1 for weight loss, was approved by the US FDA and launched already on 5 January 2026. Wegovy® pill is made available across more than 70,000 pharmacies including the NovoCare® Pharmacy platform and across eight telehealth organisations. As of 23 January 2026, total weekly prescriptions amount to around 50,000, mainly driven by the 1.5 mg starter dose in the self-pay channel. Self-pay price points currently range from USD 149 per month to USD 299 per month, depending on dose. Commercial formulary access is progressing.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 4 / 2026

Financial report for the period 1 January 2025 to 31 December 2025	Page 6 of 43
In terms of IQVIA data coverage for Wegovy® pill, NovoCare® Pharmacy (NCP), including telehealth partners, will be fully included in the weekly US prescription statistics later in the first quarter of 2026.

International Operations
Sales of Obesity care products in International Operations increased by 67% measured in Danish kroner and by 73% at CER to DKK 31,064 million. Sales of Wegovy® increased by 126% measured in Danish kroner and by 134% at CER to DKK 28,091 million. Wegovy® has now been launched in more than 50 countries in International Operations. This was partially countered by sales of Saxenda® in International Operations decreasing by 52% measured in Danish kroner and by 50% at CER to DKK 2,973 million. The volume growth of the branded obesity market in International Operations was 97%.

EUCAN
Sales of Obesity care products in EUCAN increased by 60% measured in Danish kroner and by 62% at CER to DKK 16,827 million, driven by Wegovy®, partially countered by declining Saxenda® sales. The volume growth of the branded obesity market in EUCAN was 73%.

Emerging Markets
Sales of Obesity care products in Emerging Markets increased by 51% measured in Danish kroner and by 59% at CER to DKK 7,338 million, driven by Wegovy®, partially countered by declining Saxenda® sales. The volume growth of the branded obesity market in Emerging Markets was 136%.

APAC
Sales of Obesity care products in APAC increased by 107% measured in Danish kroner and by 122% at CER to DKK 6,075 million, driven by uptake of Wegovy®, partially countered by declining Saxenda® sales. The volume growth of the branded obesity market in APAC was 190%.

Region China
Sales of Obesity care products in Region China amounted to DKK 824 million, driven by the launch of Wegovy®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 4 / 2026

Financial report for the period 1 January 2025 to 31 December 2025	Page 7 of 43
Diabetes care, sales and market share development
Sales in Diabetes care remained unchanged in Danish kroner and increased by 4% at CER to DKK 207,109 million, mainly driven by growth of GLP-1-based products. Novo Nordisk's global diabetes value market share decreased by 3.6 percentage points over the last 12 months to 30.1%. In International Operations, tirzepatide is categorised under GLP-1 diabetes only in IQVIA data, despite having indications for diabetes and obesity in most launched countries. Novo Nordisk is the market leader and has a total GLP-1 volume market share, across Diabetes and Obesity care, of 54.6% globally. Within US Operations and International Operations, Novo Nordisk has a total GLP-1 volume market share of 44.8% and 61.6%, respectively.

Diabetes care, development per geographical area	Novo Nordisk’s share of the total diabetes market (value, MAT)		Diabetes care, sales development

	November	November	Sales 2025 DKK million	Growth at CER
	2025	2024

Global	30.1%	33.7%	207,109	4%
US Operations	31.5%	34.8%	113,144	5%
International Operations	26.4%	30.2%	93,965	3%
- EUCAN *	29.4%	34.5%	43,962	6%
- Emerging Markets **	23.0%	28.7%	20,353	(3%)
- APAC ***	16.6%	18.6%	12,540	4%
- Region China ****	33.8%	32.7%	17,110	0%

Source: IQVIA, November 2025 data. *Data for EUCAN available for Canada and 25 European markets representing approximately 100% of Novo Nordisk’s Diabetes care in the area. **Data for Emerging Markets available for 13 markets representing approximately 77% of Novo Nordisk’s Diabetes care in the area. ***Data for APAC available for five markets representing approximately 77% of Novo Nordisk’s Diabetes care in the area ****Data for mainland China, excluding Hong Kong and Taiwan. In IO countries, tirzepatide is categorised under GLP-1 diabetes only, despite having indications for diabetes and obesity in most launched countries.

GLP-1-based therapies for type 2 diabetes
Sales of GLP-1-based products for type 2 diabetes increased by 2% measured in Danish kroner and by 6% at CER to DKK 152,202 million. The estimated global GLP-1 share of total diabetes prescriptions increased to 8.1% compared with 6.7% 12 months ago. It is possible for a patient to have a prescription for more than one diabetes treatment. Novo Nordisk has a value market share of 45.8%.

GLP-1 diabetes, development per geographical area	Novo Nordisk's share of the diabetes GLP-1 market (value, MAT)		GLP-1 diabetes, sales development

	November	November	Sales 2025 DKK million	Growth at CER
	2025	2024

Global	45.8%	55.1%	152,202	6%
US Operations	45.7%	53.2%	97,771	5%
International Operations	45.9%	67.6%	54,431	7%
- EUCAN *	46.3%	68.3%	30,533	12%
- Emerging Markets **	39.3%	60.7%	10,346	1%
- APAC ***	39.0%	68.0%	6,932	10%
- Region China ****	83.1%	80.5%	6,620	(5%)

Source: IQVIA, November 2025 data. Data for EUCAN available for Canada and 25 European markets representing approximately 100% of Novo Nordisk’s Diabetes care in the area. **Data for Emerging Markets available for 13 markets representing approximately 77% of Novo Nordisk’s Diabetes care in the area. ***Data for APAC available for five markets representing approximately 77% of Novo Nordisk’s Diabetes care in the area ****Data for mainland China, excluding Hong Kong and Taiwan. Note: the estimated GLP-1 share of prescriptions is based on volume packs from IQVIA. Volume packs are converted into full-year patients/prescriptions based on WHO assumptions for average daily doses, or if not available, Novo Nordisk assumptions. In IO countries, tirzepatide is categorised under GLP-1 diabetes only, despite having indications for diabetes and obesity in most launched countries.

Ozempic® sales increased by 6% measured in Danish kroner and by 10% at CER to DKK 127,089 million. Sales growth was driven by both US Operations and International Operations. US sales were positively impacted by gross-to-net sales adjustments.

Rybelsus® sales decreased by 5% measured in Danish kroner and by 2% at CER to DKK 22,093 million. Sales growth was driven by International Operations, offset by decreasing sales in US Operations. Sales in US and International operations are negatively impacted by a reprioritisation of activities towards other GLP-1 treatments.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 4 / 2026

Financial report for the period 1 January 2025 to 31 December 2025	Page 8 of 43
Victoza® sales decreased by 45% measured in Danish kroner and by 43% at CER to DKK 3,020 million. The decline was driven by the GLP-1 diabetes market moving towards once-weekly treatments and in line with portfolio priorities in both US Operations and International Operations.

US Operations
Sales of GLP-1 Diabetes care products in US Operations increased by 1% measured in Danish kroner and by 5% at CER. The sales increase was driven by Ozempic®, partially countered by Victoza® and Rybelsus®. Ozempic® sales in the US were positively impacted by gross-to-net sales adjustments and GLP-1 diabetes market growth, partially countered by market share losses and lower realised prices. Prescription volume growth of the GLP-1 diabetes class was more than 10% in the fourth quarter of 2025 compared with the fourth quarter of 2024. Novo Nordisk's share of total monthly prescriptions was 43%, while the share of new-to-brand prescriptions has stabilised to around 40%. Novo Nordisk has a 45.7% value market share. The estimated GLP-1 share of total diabetes prescriptions has increased to 20.0% compared with 17.9% 12 months ago.

International Operations
Sales of GLP-1 Diabetes care products in International Operations increased by 4% measured in Danish kroner and by 7% at CER. The estimated GLP-1 share of total diabetes prescriptions has increased to 6.0% compared with 4.7% 12 months ago. Novo Nordisk has a value market share of 45.9% compared with 67.6% 12 months ago.

EUCAN
Sales of GLP-1 Diabetes care products in EUCAN increased by 10% measured in Danish kroner and by 12% at CER. The sales growth mainly reflects the uptake of Ozempic®. The estimated GLP-1 share of total diabetes prescriptions has increased to 11.9% compared with 8.9% 12 months ago. Novo Nordisk in EUCAN has a value market share of 46.3%.

Emerging Markets
Sales of GLP-1 Diabetes care products in Emerging Markets decreased by 5% measured in Danish kroner and increased by 1% at CER. The estimated GLP-1 share of total diabetes prescriptions has increased to 3.4% compared with 2.7% 12 months ago. Novo Nordisk has a value market share of 39.3% in Emerging Markets.

APAC
Sales of GLP-1 Diabetes care products in APAC increased by 6% measured in Danish kroner and by 10% at CER. The sales growth reflects increased sales of Rybelsus® and Ozempic®, partially offset by lower sales of Victoza®. The estimated GLP-1 share of total diabetes prescriptions has increased to 3.4% compared with 2.5% 12 months ago. Novo Nordisk has a value market share of 39.0%.

Region China
Sales of GLP-1 Diabetes care products in Region China decreased by 9% measured in Danish kroner and by 5% at CER. The sales decline is driven by lower sales of Ozempic® as well as Victoza®, partly countered by Rybelsus®. Ozempic® sales are negatively impacted by wholesaler inventory movements. The GLP-1 share of total diabetes prescriptions has decreased to 3.2% compared with 3.4% 12 months ago, driven by growth of the SGLT-2i segment driving overall diabetes market growth, within the covered hospital segment. Novo Nordisk is the market leader in Region China with a value market share of 83.1%.

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Company announcement No 4 / 2026

Financial report for the period 1 January 2025 to 31 December 2025	Page 9 of 43
Insulin
Sales of insulin decreased by 4% measured in Danish kroner and by 1% at CER to DKK 53,137 million.

Insulin, development per geographical area	Novo Nordisk’s share of the total insulin market (volume, MAT)		Insulin, sales development

	November	November	Sales 2025 DKK million	Growth at CER
	2025	2024

Global	42.7%	44.2%	53,137	(1%)
US Operations	28.9%	32.5%	15,234	2%
International Operations	46.4%	47.5%	37,903	(2%)
- EUCAN *	44.5%	45.3%	12,910	(4%)
- Emerging Markets **	50.7%	51.5%	9,746	(6%)
- APAC ***	52.4%	55.0%	5,345	(3%)
- Region China ****	41.0%	41.7%	9,902	5%

Source: IQVIA, November 2025 data. Data for EUCAN available for Canada and 25 European markets representing approximately 100% of Novo Nordisk’s Diabetes care in the area. **Data for Emerging Markets available for 13 markets representing approximately 77% of Novo Nordisk’s Diabetes care in the area. ***Data for APAC available for five markets representing approximately 77% of Novo Nordisk’s Diabetes care in the area ****Data for mainland China, excluding Hong Kong and Taiwan.

US Operations
Sales of insulin in US Operations decreased by 2% measured in Danish kroner and increased by 2% at CER. The sales in US Operations was positively impacted by gross to net adjustments as well as positive channel and payer mix, partially countered by a decline in volume. Novo Nordisk has a volume market share of 28.9% of the total US insulin market.

International Operations
Sales of insulin in International Operations decreased by 5% measured in Danish kroner and by 2% at CER, negatively impacted by market share losses. The sales decrease at CER was mainly driven by Emerging Markets and EUCAN. Novo Nordisk has a volume market share of 46.4% of the total insulin market in International Operations.

EUCAN
Sales of insulin in EUCAN decreased by 5% measured in Danish kroner and by 4% at CER. The sales decrease at CER was mainly driven by long-acting insulin and human insulin. Novo Nordisk has a volume market share of 44.5% of the total insulin market.

Emerging Markets
Sales of insulin in Emerging Markets decreased by 9% measured in Danish kroner and by 6% at CER. The sales decrease at CER was mainly driven by human insulin, partially countered by long-acting insulin. Novo Nordisk has a volume market share of 50.7% of the total insulin market.

APAC
Sales of insulin in APAC decreased by 8% measured in Danish kroner and by 3% at CER. The sales decrease at CER was mainly driven by human insulin and premix insulin. Novo Nordisk has a volume market share of 52.4% of the total insulin market.

Region China
Sales of insulin in Region China increased by 1% measured in Danish kroner and by 5% at CER. The sales increase at CER was mainly driven by long-acting insulin, partially countered by fast-acting insulin. Novo Nordisk has a volume market share of 41.0% of the total insulin market.

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Company announcement No 4 / 2026

Financial report for the period 1 January 2025 to 31 December 2025	Page 10 of 43
Rare disease, sales development
Rare disease sales increased by 5% measured in Danish kroner and by 9% at CER to DKK 19,608 million. Sales of rare endocrine disorder products increased by 19% measured in Danish kroner and by 24% at CER to DKK 5,959 million. Sales of rare blood disorder products decreased by 2% measured in Danish kroner and increased by 2% at CER to DKK 11,955 million.

Rare disease, development per geographical area	Rare disease, sales development

	Sales 2025 DKK million	Growth at CER

Global	19,608	9%
US Operations	8,739	7%
International Operations	10,869	10%
- EUCAN	5,302	4%
- Emerging Markets	2,745	6%
- APAC	2,098	18%
- Region China	724	84%

US Operations
Rare disease sales in US Operations increased by 3% measured in Danish kroner and by 7% at CER. The sales increase was mainly driven by Rare endocrine disorder products, increasing by 19% measured in Danish kroner and by 24% at CER. The sales increase was driven primarily by Sogroya® launch uptake and Norditropin®, mainly due to improved supply during 2025. Rare blood disorder products decreased by 9% measured in Danish kroner and by 5% at CER, mainly driven by NovoSeven®, partially countered by increased Alhemo® sales.

International Operations
Rare disease sales in International Operations increased by 7% measured in Danish kroner and by 10% at CER. Rare endocrine disorder products increased by 20% measured in Danish kroner and by 23% at CER, driven by Norditropin® mainly due to improved supply as well as Sogroya® launch uptake. Sales of rare blood disorder products increased by 4% measured in Danish kroner and by 7% at CER, mainly driven by higher Alhemo® sales.

EUCAN
Rare disease sales increased by 3% measured in Danish kroner and by 4% at CER. Sales of rare endocrine disorder products increased by 22% in both Danish kroner and at CER. Sales of rare blood disorder products decreased by 2% measured in Danish kroner and by 1% at CER driven by lower sales of haemophilia A products, mainly countered by higher NovoSeven® and Alhemo® sales.

Emerging Markets
Rare disease sales remained unchanged in Danish kroner and increased by 6% at CER. Sales of rare blood disorder products decreased by 5% measured in Danish kroner and increased by 1% at CER, mainly driven by lower NovoSeven® sales. Sales of rare endocrine disorder products increased by 16% measured in Danish kroner and by 23% at CER, driven by higher sales of both Norditropin® and Sogroya®.

APAC
Rare disease sales increased by 13% measured in Danish kroner and by 18% at CER. Sales of rare endocrine disorder products increased by 23% measured in Danish kroner and by 27% at CER, driven by sales of both Norditropin® and Sogroya®. Sales of rare blood disorder products increased by 9% measured in Danish kroner and by 15% at CER, driven by higher sales of Alhemo® and haemophilia A products.

Region China
Rare disease sales increased by 75% measured in Danish kroner and by 84% at CER. This is driven by rare blood disorders, which increased by 92% measured in Danish kroner and by 101% at CER, mainly due to increased sales of haemophilia A products and NovoSeven®, driven by timing of shipments.

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Company announcement No 4 / 2026

Financial report for the period 1 January 2025 to 31 December 2025	Page 11 of 43
GEOGRAPHIC SALES DEVELOPMENT
Sales increased by 6% measured in Danish kroner and by 10% at CER to DKK 309,064 million in 2025. Sales in 2025 were positively impacted by one-off effects, mainly related to gross-to-net sales adjustments. As of 31 December 2025, the provision for 340B statutory discounts amounts to USD 4.2 billion. In US Operations, sales increased by 3% measured in Danish kroner and by 8% at CER. Sales in International Operations increased by 10% measured in Danish kroner and by 14% at CER.

Sales split per geographical area	Sales 2025 DKK million	Growth as reported	Growth at CER	Share of growth at CER

US Operations	173,166	3%	8%	43%

International Operations	135,898	10%	14%	57%
- EUCAN	66,091	15%	16%	31%
- Emerging Markets	30,436	3%	8%	8%
- APAC	20,713	19%	25%	15%
- Region China	18,658	1%	5%	3%

Total sales	309,064	6%	10%	100%
US Operations
Sales in US Operations increased by 3% measured in Danish kroner and by 8% at CER. Sales in 2025 were positively impacted by one-off effects, mainly related to gross-to-net sales adjustments in the US. The sales increase reflects Obesity care sales growing by 15% at CER, estimated to be negatively impacted by compounded GLP-1s, as well as GLP-1 diabetes sales growing by 5% at CER, positively impacted by gross-to-net sales adjustments. Insulin sales increased by 2% at CER, with sales positively impacted by channel and payer mix, and Rare disease products grew by 7% at CER.

In November 2025, Novo Nordisk announced an agreement with the US Administration to expand access to GLP-1s to more Americans at a lower cost. Under the "Most favoured nations" agreement, semaglutide medicines, including Wegovy® and Ozempic®, will see expanded patient access and improved affordability in 2026 through US Medicare Part D and Medicaid and in the direct-to-patient self-pay channel. Medicare Part D coverage for obesity medicines is expected to be enabled through a pilot programme designed to cover a majority of Part D beneficiaries, with implementation expected to begin around mid-2026.

International Operations
Sales in International Operations increased by 10% measured in Danish kroner and by 14% at CER. Sales growth was driven by Obesity care growing by 73% at CER and GLP-1 diabetes sales growing by 7% at CER. Insulin sales decreased by 2% at CER, while Rare disease sales increased by 10% at CER.

EUCAN
Sales in EUCAN increased by 15% measured in Danish kroner and by 16% at CER. Sales growth was driven by Obesity care, which grew by 62% at CER. Diabetes care sales increased by 6% at CER, driven by GLP-1 diabetes sales growing by 12% at CER, while insulin sales decreased by 4% at CER. Rare disease sales increased by 4% at CER.

Emerging Markets
Sales in Emerging Markets increased by 3% measured in Danish kroner and by 8% at CER. Sales growth was driven by Obesity care, which grew by 59% at CER. Diabetes care sales decreased by 3% at CER, driven by GLP-1 diabetes sales growing by 1% at CER, and insulin sales decreasing by 6% at CER. Rare disease sales increased by 6% at CER.

APAC
Sales in APAC increased by 19% measured in Danish kroner and by 25% at CER. Sales growth was driven by Obesity care sales increasing by 122% at CER and Diabetes care growing by 4% at CER, reflecting GLP-1 diabetes sales growing 10% at CER, partly countered by insulin sales decreasing by 3% at CER. Rare disease sales increased by 18% at CER.

Region China
Sales in Region China increased by 1% measured in Danish kroner and by 5% at CER. The sales increase at CER was driven by Obesity care sales amounting to DKK 824 million. GLP-1 diabetes sales decreased by 5% at CER negatively impacted by wholesaler inventory movements. Insulin sales increased by 5% at CER, and Rare disease sales increased by 84% at CER.

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Company announcement No 4 / 2026

Financial report for the period 1 January 2025 to 31 December 2025	Page 12 of 43
FINANCIALS
DEVELOPMENT IN COSTS AND OPERATING PROFIT
The cost of goods sold increased by 32% measured in Danish kroner and by 31% at CER to DKK 58,788 million, resulting in a gross margin of 81.0%, measured in Danish kroner, compared with 84.7% in 2024. The decline in gross margin is impacted by amortisations and depreciations related to the three former Catalent manufacturing sites as well as one-off restructuring costs related to the company-wide transformation. In addition, costs are related to ongoing capacity expansions and negative currency impacts, partially countered by a positive product mix, driven by increased sales of GLP-1-based treatments.

Sales and distribution costs increased by 4% measured in Danish kroner and by 7% at CER to DKK 64,310 million. The increase in costs is driven by both US Operations and International Operations. In US Operations, the cost increase is mainly driven by promotional activities related to Wegovy®. In International Operations, the increase is primarily related to the Wegovy® launches and promotional activities. Sales and distribution costs amount to 20.8% as a percentage of sales, including impact from one-off restructuring costs related to the company-wide transformation.

Research and development costs increased by 8% measured in Danish kroner and by 10% at CER to DKK 52,039 million, driven by investments within Obesity care, reflecting increased late-stage clinical trial activity, increased early research activities, and increased development investments related to the cardiovascular portfolio. This is partially countered by the impairment loss related to ocedurenone of DKK 5.7 billion and other impairments of intangible assets in 2024. Research and development costs amounted to 16.8% as a percentage of sales, including one-off restructuring costs related to the company-wide transformation.

Administration costs increased by 13% measured in Danish kroner and by 16% at CER to DKK 5,969 million, or 1.9% of sales. Administration costs are impacted by severance costs related to previously announced changes in Executive Management and one-off restructuring costs related to the company-wide transformation.

Other operating income and expenses (net) showed a loss of DKK 300 million compared to a loss of DKK 2,103 million in 2024. Other operating income in 2024 was impacted by impairments related to a partnership agreement of a company and transaction costs related to the Catalent transaction.

Operating profit decreased by 1% measured in Danish kroner and increased by 6% at CER to DKK 127,658 million, mainly impacted by one-off restructuring costs related to the company-wide transformation during the third quarter of around DKK 8 billion and by impacts related to the acquisition of the three former Catalent manufacturing sites. This is partially countered by the impairment loss related to ocedurenone in 2024. Had Novo Nordisk not incurred such restructuring cost amounting to around DKK 8 billion, operating profit would have increased by 6% in Danish kroner and 13% at CER.

Financial items (net) showed a net gain of DKK 2,882 million, compared with a net loss of DKK 1,148 million in 2024. This primarily reflects gains from hedging the US dollar, which is partly offset by financing costs related to the funding of the Catalent transaction.

In line with Novo Nordisk’s treasury policy, the most significant foreign exchange risks for Novo Nordisk have been hedged, primarily through foreign exchange forward contracts. The foreign exchange result was a net gain of DKK 6,007 million compared with a net loss of DKK 1,023 million in 2024. At the end of December 2025, a positive market value of financial contracts of DKK 4,339 million had been deferred for recognition in 2026.

The effective tax rate was 21.5% in 2025, compared with an effective tax rate of 20.6% in 2024.

Net profit increased by 1% to DKK 102,434 million and diluted earnings per share increased by 2% to DKK 23.03.

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Company announcement No 4 / 2026

Financial report for the period 1 January 2025 to 31 December 2025	Page 13 of 43
KEY DEVELOPMENTS IN THE FOURTH QUARTER OF 2025
Sales in the fourth quarter of 2025 decreased by 8% measured in Danish kroner and by 2% at CER compared to the fourth quarter of 2024, driven by US Operations. Realised sales in the fourth quarter in the US were positively impacted by gross-to-net sales adjustments. Operating profit decreased by 14% measured in Danish kroner and by 4% at CER. Please refer to appendix 1 for an overview of the quarterly numbers in DKK and to appendix 6 for additional details on sales in the fourth quarter of 2025.

Sales split per geographical area	Sales Q4 2025 DKK million	Growth as reported	Growth at CER	Share of growth at CER

US Operations	44,743	(15%)	(7%)	(294%)
International Operations	34,401	3%	8%	194%
- EUCAN	18,112	10%	12%	151%
- Emerging Markets	7,467	4%	9%	49%
- APAC	5,038	(6%)	3%	13%
- Region China	3,784	(12%)	(6%)	(19%)

Total sales	79,144	(8%)	(2%)	(100%)

The decrease in global sales of 2% at CER was driven by decreased sales within the diabetes care portfolio. GLP-1 diabetes sales decreased by 5% at CER, and Obesity care sales increased by 11% at CER. Insulin sales decreased by 10% at CER, and Rare disease sales were stable at CER.

US Operations
Sales in US Operations decreased by 15% measured in Danish kroner and by 7% at CER. Realised sales in US Operations in the fourth quarter were impacted by gross-to-net sales adjustments. The reduction in sales is mainly driven by GLP-1 diabetes declining by 6% at CER. This is related to lower Rybelsus® sales impacted by declining volumes linked to reprioritisation of promotional activities as well as lower realised prices. Further, Ozempic® sales are declining, mainly impacted by lower realised prices combined with market share losses, partially countered by GLP-1 diabetes market growth. Obesity care sales decreased by 4% at CER due to lower realised prices, partially offset by volume growth. The lower realised prices are driven by investments in access within the commercial channel as well as channel mix, following increased share of Wegovy® in the self-pay channel, including the launch of introductory self-pay offer for Wegovy® for 199 USD per month in November 2025. Prescriptions via the self-pay channel now amount to around 30% of total Wegovy® prescriptions. The volume increase is driven by obesity market growth of around 75% in the fourth quarter, driven by the self-pay channel, partially countered by market share losses in the commercial channel. Within Insulin, sales decreased by 24%, impacted by positive gross-to-net adjustments during fourth quarter of 2024 and lower realised volumes this year. Finally, Rare disease sales decreased by 6% at CER mainly due to lower Norditropin® sales, following positive gross-to-net adjustments during fourth quarter of 2024, partially countered by Sogroya® volume growth.

International Operations
Sales in International Operations increased by 3% measured in Danish kroner and by 8% at CER. Sales growth was driven by EUCAN and Emerging Markets. Sales in APAC were impacted by slower than expected market expansion, competition and pipeline filling in fourth quarter of 2024. In Region China, sales declined negatively impacted by stock compensation to wholesalers following a price reduction, mainly related to Wegovy®, as well as the timing of shipments of Rybelsus® compared to the fourth quarter of 2024.
Sales growth was driven by Obesity care increasing by 50% at CER following the uptake of Wegovy® and Rare disease sales increasing by 6% at CER. GLP-1 diabetes sales declined by 2% at CER driven by Rybelsus® following a reprioritisation of activities, and insulin sales decreased by 3% at CER driven by lower volumes.

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Company announcement No 4 / 2026

Financial report for the period 1 January 2025 to 31 December 2025	Page 14 of 43

PROFIT AND LOSS	Q4 2025	Q4 2024	% change Q4 2025 to Q4 2024	% change Q4 2025 to Q4 2024 at CER

Net sales	79,144	85,683	(8%)	(2%)

Gross profit	63,996	72,659	(12%)	(5%)
Gross margin	80.9%	84.8%

Sales and distribution costs	(15,889)	(18,701)	(15%)	(9%)
Percentage of sales	20.1%	21.8%

Research and development costs	(14,648)	(13,802)	6%	9%
Percentage of sales	18.5%	16.1%

Administrative costs	(1,549)	(1,580)	(2%)	3%
Percentage of sales	2.0%	1.8%

Other operating income and expenses	(174)	(1,839)	N/A	N/A

Operating profit (EBIT)	31,736	36,737	(14%)	(4%)
Operating margin	40.1%	42.9%

Financial items (net)	2,449	(1,180)	N/A	N/A

Profit before income taxes	34,185	35,557	(4%)	N/A

Income taxes	(7,294)	(7,327)	0%	N/A
Effective tax rate	21.3%	20.6%

Net profit	26,891	28,230	(5%)	N/A
Net profit margin	34.0%	32.9%

Costs and operating profit
The gross margin was realised at 80.9% in the fourth quarter of 2025, compared with 84.8% in 2024. The gross margin decrease is negatively impacted by one-time costs as well as amortisations and depreciations related to the acquisition of the three former Catalent manufacturing sites. Further impacts are related to a negative currency impact, as well as lower realised prices, partially countered by a positive product mix.

Sales and distribution costs decreased by 15% measured in Danish kroner and by 9% at CER compared with 2024. The decrease is driven by US operations and impacted by a reduction in a legal provision during the fourth quarter of 2025 and savings related to the company-wide restructuring during the third quarter of 2025. The spend is driven by promotional activities mainly related to Wegovy® as well as Wegovy® pill launch preparation activities, partially countered by re-allocation of spend from other brands. In International Operations, the increase is mainly related to Wegovy® launch activities and promotional spend for Ozempic®, countered by re-allocation of spend from other brands. Sales and distribution costs amounted to 20.1% as a percentage of sales.

Research and development costs increased by 6% measured in Danish kroner and by 9% at CER compared with 2024. This is mainly driven by increased late-stage clinical trial and research activities mainly related to the Obesity and Diabetes portfolio. Research and development costs amounted to 18.5% as a percentage of sales.
Administrative costs decreased by 2% measured in Danish kroner and increased by 3% at CER, compared with the same period in 2024. Administration costs amounted to 2.0% as a percentage of sales.

Other operating income and expenses showed a loss of DKK 174 million in the fourth quarter of 2025 compared to a loss of DKK 1,839 million in the fourth quarter of 2024, which was driven by impairments related to a partnership agreement of a company previously acquired by Novo Nordisk and transaction costs related to the Catalent transaction during 2024.

Operating profit decreased by 14% measured in Danish kroner and by 4% at CER compared with the fourth quarter of 2024. This is driven by the decline in sales combined with impacts of amortisations and depreciations related to the three former Catalent manufacturing sites.

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Company announcement No 4 / 2026

Financial report for the period 1 January 2025 to 31 December 2025	Page 15 of 43
Financial items (net) showed a net gain of DKK 2,449 million compared with a net loss of DKK 1,180 million in the fourth quarter of 2024, mainly reflecting gains on hedged currencies, primarily the US dollar. This is partly countered by financing costs related to the funding of the Catalent transaction.

The effective tax rate was 21.3% in the fourth quarter of 2025, compared with an effective tax rate of 20.6% in the fourth quarter of 2024.

Net profit decreased by 5% to DKK 26,891 million, and diluted earnings per share decreased by 5% to DKK 6.04.

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Company announcement No 4 / 2026

Financial report for the period 1 January 2025 to 31 December 2025	Page 16 of 43
CASH FLOW AND CAPITAL ALLOCATION
FREE CASH FLOW IN 2025 AND CAPITAL EXPENDITURE
Free cash flow in 2025 was DKK 28.3 billion compared to DKK (14.7) billion in 2024. The increase in free cash flow compared to last year is mainly due to the USD 11.7 billion acquisition of the three former Catalent manufacturing sites in 2024, partially countered by increased capital expenditures.

Capital expenditure for property, plant and equipment was DKK 60.1 billion compared with DKK 47.2 billion in 2024, primarily reflecting investments in additional capacity for active pharmaceutical ingredient (API) production and fill-finish capacity for both current and future injectable and oral products. Capital expenditure related to intangible assets was DKK 30.0 billion in 2025 compared with DKK 4.1 billion in 2024, reflecting business development activities, mainly related to the acquisition of Akero Therapeutics, Inc.

EQUITY
Total equity was DKK 194,047 million at the end of December 2025, equivalent to 35.7% of total assets, compared with 30.8% at the end of December 2024. Please refer to appendix 5 for further elaboration of changes in equity. Novo Nordisk returned DKK 51.8 billion to shareholders via dividends in 2025, split between DKK 35.1 billion in an ordinary dividend and DKK 16.7 billion in an interim dividend.

Treasury shares
From 5 November 2025 to 3 February 2026, employee share programmes have resulted in a net transfer from Novo Nordisk of 145,379 B shares of DKK 0.10. As of 3 February 2026, Novo Nordisk owns a total of 21,375,280 B shares of DKK 0.10 as treasury shares.

Proposed final dividend of DKK 7.95 for each Novo Nordisk A and B share of DKK 0.10
At the Annual General Meeting on 26 March 2026, the Board of Directors will propose a final dividend of DKK 7.95 for each
Novo Nordisk A and B share of DKK 0.10. The total dividend for 2025 of DKK 11.70 for each Novo Nordisk A and B share of
DKK 0.10 includes both the interim dividend of DKK 3.75 for each Novo Nordisk A and B share of DKK 0.10, which was paid in August 2025, and the proposed final dividend of DKK 7.95 for each Novo Nordisk A and B share of DKK 0.10 to be paid in
March 2026. Hence, the total dividend per share is expected to increase by 2.6% compared with the 2024 dividend of DKK
11.40 for each Novo Nordisk A and B share of DKK 0.10. The total dividend for 2025 of DKK 52 billion corresponds to a payout ratio of 50.7% which is similar to the payout ratio for Novo Nordisk's peer group of comparable pharmaceutical companies in 2024. No dividend will be paid on the company's holding of own B shares.

2026 share repurchase programme
The Board of Directors has approved a new share repurchase programme of up to DKK 15 billion to be executed during the coming 12 months. The total programme may be reduced in size if significant business development opportunities arise during this period.

At the Annual General Meeting on 27 March 2025 an authorisation valid until the Annual General Meeting 2026 allowing the Company to repurchase own shares was granted. Continuation of the share repurchase programme beyond 26 March 2026 is conditional upon an authorisation to repurchase own shares being granted at the Annual General Meeting 2026.

Novo Nordisk A/S will in the first quarter of 2026 initiate the up to DKK 15 billion 2026 share repurchase programme in accordance with Article 5 of Regulation No 596/2014 of the European Parliament and Council of 16 April 2014 (MAR) and the
Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 (the "Safe Harbour Rules"). The purpose of the programme is to reduce the company's share capital and to meet obligations arising from share-based incentive programmes.

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Company announcement No 4 / 2026

Financial report for the period 1 January 2025 to 31 December 2025	Page 17 of 43
OUTLOOK
Sales and operating profit for 2026 will be positively impacted by a reversal of sales rebate provisions of USD 4.2 billion related to the 340B Drug Pricing Program in the US (refer to section Legal matters for further details). Novo Nordisk will from 2026 present outlook for sales and operating profit using new non-IFRS measures of adjusted sales growth and adjusted operating profit growth. This is introduced to exclude certain exceptional and non-recurring effects, primarily of non-cash nature, including the impact in the first quarter of 2026 from reversal of sales rebate provisions of USD 4.2 billion related to the 340B Drug Pricing Program. In the event of other exceptional, non-recurring items related to effects from major legal matters and major impairment losses, these will also be excluded from adjusted operating profit to enhance transparency and comparability of underlying operating performance. For further details, please see appendix 7.

Both adjusted sales and adjusted operating profit growth exclude positive impacts from the reversal of provision related to the 340B Drug Pricing Program. In 2025, USD 400 million has been excluded, and in 2026 USD 4.2 billion has been excluded. On a non-adjusted basis, the mid-point of sales and operating profit growth guidance for 2026, both at CER, would be -1% and 11%, respectively.

The current expectations for 2026 are summarised in the table below:

r

Guidance	Full-year expectations 3 February 2026

Adjusted sales growth
at CER	'-5% to -13%[1]
as reported in Danish kroner	Around 3 percentage points lower than at CER

Adjusted operating profit growth
at CER	'-5% to -13%[1]
as reported in Danish kroner	Around 5 percentage points lower than at CER

Note: [1]On a non-adjusted basis, the mid-point of sales and operating profit growth guidance for 2026, both at CER, would be -1% and 11%, respectively

Key modelling considerations

Financial items (net)	Gain of around 2.3 bDKK

Effective tax rate	21% to 23%

Capital expenditure (PP&E)	Around 55 bDKK

Free cash flow	Between 35 and 45 bDKK

Note: Expectations are as reported in Danish kroner, if not otherwise stated
Note: Free cash flow defined as net cash generated from operating activities, less purchase of property, plant and equipment

Guidance:
Adjusted sales growth is expected to be -5% to -13% at CER, with fluctuations in growth rates expected across quarters. Given the current exchange rates versus the Danish krone, adjusted sales growth reported in Danish kroner is expected to be 3 percentage points lower than at CER, primarily due to depreciation of the USD/DKK exchange rate.

The outlook reflects expectations for sales growth within International Operations and expectations for a sales decline within US Operations. In 2026, the global GLP-1 market expansion is assumed to continue, enabling Novo Nordisk to increase patient reach and expand volumes. This is countered by lower realised prices, including the MFN ("Most Favoured Nations") agreement in the US and the loss of exclusivity for the semaglutide molecule in certain markets in International Operations. Lastly, positive impacts related to US gross-to-net sales adjustments during 2025 are not anticipated to reoccur.

In International Operations, the outlook is based on current growth trends, including continued volume penetration from GLP-1 treatments and market expansion, mainly within obesity, as well as intensifying competition and negative impacts from the compound patent expiry of the semaglutide molecule in certain markets. Novo Nordisk continues to roll-out Wegovy® in more markets during 2026 and expects to introduce the 7.2 mg dose in a number of countries.

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In US Operations, the outlook is based on current prescription trends for the injectable GLP-1 portfolio, intensifying competition as well as negative impact from reduced obesity medication coverage in Medicaid. Further, lower realised prices linked to investments in market access, amplified by the MFN agreement with the US Administration to bring GLP-1s to more Americans at a lower cost is assumed. Novo Nordisk further focuses on expanding access to Wegovy®, particularly in the self-pay channel through NovoCare® Pharmacy and collaborations with telehealth organisations. Uptake related to the launch of Wegovy® pill in January 2026 is reflected in the outlook, based on a range of assumptions related hereto such as market penetration, potential negative impact on the growth of the injectable obesity medication category as well as channel mix.

Adjusted operating profit growth is expected to be -5% to -13% at CER. Adjusted operating profit growth reported in Danish kroner is expected to be 5 percentage points lower than at CER. The expectation for adjusted operating profit growth primarily reflects the sales outlook, combined with targeted investments in current and future growth opportunities within R&D and Commercial, partly funded by re-investment of savings from the company-wide transformation in 2025 as well as further optimisation initiatives. Within R&D, investments are related to the continued expansion and progression of the early and late-stage pipeline mainly within Obesity and Diabetes, and includes impact related to acquisition of Akero Therapeutics, Inc. Commercial investments are mainly related to the GLP-1 portfolio within Obesity and Diabetes.

Key modelling considerations
Novo Nordisk expects financial items (net) for 2026 to amount to a gain of around DKK 2.3 billion. This is driven by gains on hedged currencies, mainly the US dollar, partially countered by increased interest expenses related to net debt.

The effective tax rate for 2026 is expected to be in the range of 21-23%.

Capital expenditure is expected to be around DKK 55 billion in 2026 compared to DKK 60 billion in 2025, reflecting the expansion of the global supply chain. The investments will create additional capacity and flexibility across the supply chain, including the manufacturing of active pharmaceutical ingredients (API), additional aseptic production and finished production processes as well as packaging capacity. In the coming years, the capital expenditure investments are expected to decline.
To better reflect the underlying cash generation, Novo Nordisk, as of 2026, defines free cash flow as net cash generated from operating activities, less purchase of property, plant and equipment. The free cash flow is expected to be DKK 35-45 billion, reflecting the lower sales, primarily within US Operations, and related cash flow implications amplified by the US gross-to-net system, combined with CAPEX expenditure.

All of the above expectations are based on assumptions that the global or regional macroeconomic and political environment will not significantly change business conditions for Novo Nordisk during 2026, including energy and supply chain disruptions, the potential implications from major healthcare reforms and legislative changes, taxation changes, including changes in tariffs, duties and pricing policies, (incl Most Favoured Nations in the US), as well as outcome of legal cases, and that the currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone. The guidance is also based on assumptions in relation to the estimation of gross-to-net developments in the US. Finally, the guidance does not include the financial implications of any new significant business development transactions.

FX (average rates)	2025	2024	% change	Spot rate 29 January 2026

USD	662	689	(4%)	624
CNY	92	96	(4%)	90
CAD	473	503	(6%)	461
AUD	426	455	(6%)	441
JPY	4.43	4.56	(3%)	4.07

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Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies, and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing currencies	Impact on Novo Nordisk's adjusted operating profit in the next 12 months of a 5% movement in currency	Hedging period (months)[1]

USD	DKK 4,320 million	12
CNY[2]	DKK 540 million	12
CAD	DKK 310 million	0
AUD	DKK 270 million	0
JPY	DKK 210 million	12

1) As of 29 January 2026.
2) Chinese yuan traded offshore (CNH) used as proxy when hedging Novo Nordisk’s CNY currency exposure.

The financial impact of foreign exchange hedging is included in Financial items (net).

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INNOVATION AND THERAPEUTIC FOCUS
Obesity
Wegovy® pill approved in the US as first oral GLP-1 for weight management
Novo Nordisk announced that the US Food and Drug Administration (FDA) has approved once-daily oral semaglutide
25 mg, under the brand name of Wegovy® pill, to reduce excess body weight and maintain weight reduction long-term, as well as reduce risk of major adverse cardiovascular events in combination with a reduced-calorie diet and increased physical activity. In the OASIS 4 trial, oral semaglutide 25 mg taken once daily demonstrated 16.6% mean weight loss when treatment was adhered to in adult participants with obesity or overweight with one or more comorbidities. Novo Nordisk launched Wegovy® pill in the US on 5 January 2026. Novo Nordisk submitted oral semaglutide 25 mg once daily for obesity to the European Medicines Agency’s (EMA) and other regulatory authorities during the second half of 2025. For further information on Wegovy® pill, please see the company announcement: https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=916472 (The contents of the company's website do not form a part of this Form 6-K).

Regulatory milestones once-weekly semaglutide 2.4 mg
The EMA (CHMP) adopted a positive opinion for a separate conditional marketing authorisation for semaglutide 2.4 mg for the treatment of MASH in adults with moderate to advanced liver fibrosis (stages F2 to F3 fibrosis), in combination with diet and exercise. Following approval, Novo Nordisk expects to submit part I of the ESSENCE trial for a label update of Wegovy® to the EMA early 2026. Separately, the China National Medical Products Administration has approved the cardiovascular indication in the Wegovy® label based on the SELECT trial.

Positive CHMP opinion for semaglutide 7.2 update of the Wegovy® label in the EU
The EMA (CHMP) adopted a positive opinion for semaglutide 7.2 mg. The positive opinion is based on the results from the STEP UP and STEP UP T2D clinical trial programme in people with obesity with and without type 2 diabetes. Novo Nordisk also expects a CHMP decision on semaglutide 7.2 mg in a single-dose pen in the second half of 2026. Wegovy® is currently approved in the EU at doses up to 2.4 mg for the treatment of overweight and obesity.

Semaglutide 7.2 mg submitted for regulatory approval in the US
Novo Nordisk submitted a Supplemental New Drug Application (sNDA) to the US FDA for a higher dose (7.2 mg) of once-weekly semaglutide injection. The submission is based on the results of the STEP UP and STEP UP T2D clinical trial programme in people with overweight or obesity with and without type 2 diabetes. People treated with semaglutide
7.2 mg in the STEP UP trial achieved an average weight loss of 20.7% after 72 weeks. The submission will be reviewed under the FDA’s Commissioner’s National Priority voucher (CNPV) pilot. Novo Nordisk expects approval towards the end of the first quarter of 2026.

CagriSema submitted for regulatory approval in the US for weight management
Novo Nordisk submitted a New Drug Application for CagriSema 2.4 mg/2.4 mg for regulatory approval to the US
FDA, for the treatment of adults with overweight or obesity. The submission is based on the REDEFINE clinical trial programme comprising two phase 3a global clinical trials that involved more than 4600 adults with overweight and obesity. Novo Nordisk expects the regulatory review to be completed around the turn of the year 2026/2027.

Wegovy® manual prefilled syringe (mPFS) device variant submitted to the US regulatory authorities.
Novo Nordisk submitted a Supplemental New Drug Application (sNDA) to the US FDA for mPFS device variant for Wegovy® 2.4 mg. All dose strengths of Wegovy® are currently in full supply and available nationwide in the US in the single-dose pen. Novo Nordisk expects the regulatory review to be completed in the second half of 2026.

Phase 1b/2a trial with UBT251, a triple agonist of the receptors for GLP-1, GIP and glucagon, initiated
Novo Nordisk initiated a phase 1b/2a trial investigating the safety, tolerability, pharmacokinetics and pharmacodynamics of different doses of UBT251 for up to 28 weeks in around 330 people living with overweight or obesity.

Diabetes
IcoSema (Kyinsu®) approved in EU for the treatment of type 2 diabetes in adults

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IcoSema was approved in EU for type 2 diabetes in adults insufficiently controlled on basal insulin or GLP-1 RAs as an adjunct to diet and exercise under the brand name Kyinsu®. The approval is based on the COMBINE clinical trial pro-gramme comprised of three phase 3a global clinical trials involving more than 2500 adults with type 2 diabetes.

Regulatory milestones for oral semaglutide (Ozempic® tablet (pill), formerly Rybelsus®) in the US
The US FDA has approved Ozempic® tablet (pill), formerly Rybelsus®, as new proprietary name for oral semaglutide 1.5 mg, 4 mg and 9 mg for the treatment of type 2 diabetes. The reformulated Ozempic® pill has improved bioavailability and is bioequivalent to Rybelsus® 3 mg, 7 mg and 14 mg tablets, respectively. Further, Novo Nordisk has submitted a Supplemental New Drug Application (sNDA) to the US FDA for a higher dose of Ozempic® tablet (pill) 25 mg. The submission is based on the results of the PIONEER PLUS clinical trial in people with type 2 diabetes.

Regulatory milestones for oral semaglutide (Rybelsus®) in China.
Novo Nordisk submitted the SOUL cardiovascular outcomes trial with oral semaglutide in people with type 2 diabetes for a label update for Rybelsus®, to the Centre for Drug Evaluation (CDE) for regulatory approval in China.

CagriSema demonstrated superior HbA1c reduction of 1.91 percentage points and weight loss of 14.2% in REIMAGINE 2 trial
Novo Nordisk today announced headline results from REIMAGINE 2, a phase 3 trial from the global REIMAGINE clinical trial programme. CagriSema demonstrated both superior HbA1c reduction and weight loss at week 68 versus semaglutide, across all tested doses in the trial. In the trial, CagriSema appeared to have a safe and well-tolerated profile. When evaluating the effects of treatment, if all people adhered to treatment, and from a mean HbA1c baseline of 8.2%, people treated with CagriSema 2.4 mg/2.4 mg achieved superior HbA1c reduction of 1.91 percentage points after 68 weeks compared to 1.76 percentage points with semaglutide 2.4 mg. From a mean baseline body weight of 101 kg, people treated with CagriSema 2.4 mg/2.4 mg achieved superior weight loss of 14.2% after 68 weeks compared to 10.2% with semaglutide 2.4 mg. No weight loss plateau was observed at week 68 for CagriSema. With CagriSema 2.4 mg/2.4 mg, 43% of the people achieved ≥15% weight loss and 24% achieved ≥20% weight loss. The most common adverse events with CagriSema were gastrointestinal, and the vast majority were mild to moderate and diminished over time, consistent with incretin and amylin-based therapies.Following the results of REIMAGINE 1 and REDEFINE 3, Novo Nordisk will approach authorities to discuss the regulatory pathway for CagriSema in type 2 diabetes. For further information, please see the company announcement: https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=916481 (The contents of the company's website do not form a part of this Form 6-K).

CagriSema demonstrates superior HbA1c reduction in adults with type 2 diabetes in the phase 3 REIMAGINE 3 trial.
Novo Nordisk completed the first pivotal trial in the REIMAGINE programme, the phase 3 REIMAGINE 3 trial. The trial was a 40-week efficacy and safety trial investigating the effect of CagriSema 2.4/2.4 mg and 1.0/1.0 mg versus placebo on HbA1c and body weight in people with type 2 diabetes treated with basal insulin with or without metformin. The mean baseline for HbA1c and body weight were 8.8% and 88.2 kg, respectively. When evaluating the effects of treatment if all people adhered to treatment, people treated with CagriSema 2.4/2.4 mg achieved an HbA1c reduction of 2.33 percentage points and a weight loss of 11.97%, respectively, at 40 weeks, all superior to placebo. In the trial, CagriSema appeared to have a safe and well-tolerated profile consistent with data from previous CagriSema trials.

Evoke/evoke+ phase 3 trials with oral semaglutide 14 mg in Alzheimer’s disease completed
Novo Nordisk announced the top-line results from the 2-year primary analysis of evoke and evoke+ phase 3 trials in early-stage symptomatic Alzheimer’s disease. The evoke and evoke+ trials did not confirm superiority of semaglutide versus placebo in reducing the progression of Alzheimer’s disease. While treatment with semaglutide resulted in improvement of Alzheimer’s disease-related biomarkers in both trials, this did not translate into a delay of disease progression. Semaglutide appeared to have a safe and well-tolerated profile in the trials, consistent with previous semaglutide trials. For further information, please see the company announcement: https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=916462 (The contents of the company's website do not form a part of this Form 6-K).

Phase 2 trial completed with the once-weekly zenagamtide, formerly amycretin, in people with type 2 diabetes.
Novo Nordisk announced the top-line results from a phase 2 clinical trial with the once-weekly zenagamtide (amycretin), in people with type 2 diabetes. Zenagamtide showed statistically significant weight loss of up to 14.5% at 36 weeks and demonstrated statistically significant reductions in HbA1c with up to 89.1% achieving HbA1c levels below 7%. Zenagamtide appeared to have a safe and well-tolerated profile consistent with incretin and amylin-based therapies. Based on the results, Novo Nordisk is now planning to initiate a phase 3 development programme with amycretin for adults with type 2

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diabetes in 2026. For further information, please see the company announcement: https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=916463 (The contents of the company's website do not form a part of this Form 6-K).

Phase 2 trial completed with a once-weekly GLP-1/GIP co-agonist and development terminated in type 2 diabetes
Novo Nordisk completed a phase 2 study with a once-weekly GIP/GLP-1 co-agonist (NNC0519-0130) in people with type 2 diabetes. The 36-week study investigated the efficacy and safety of different doses of NNC0519-0130. The study demonstrated statistically significant improvements in HbA1c with NNC0519-0130 compared to placebo from baseline to 12 weeks at maintenance dose across all doses investigated. The safety profile was consistent with incretin-based therapies. Due to portfolio considerations, Novo Nordisk will not pursue further development of the GIP/GLP-1 co-agonist in type 2 diabetes.

Phase 1 trial with siRNA GalXC-GYS2 initiated.
Novo Nordisk initiated a phase 1 trial aiming for quarterly subcutaneous treatment of type 2 diabetes by siRNA knockdown of hepatic glycogen synthase GYS2. The trial is investigating safety, tolerability, pharmacokinetics, pharmacodynamics, target engagement and a battery of key biomarkers in response to siRNA GYS2 administration in healthy volunteers and type 2 diabetes patients.

Phase 1 with oral NLRP3 inhibitor terminated and further development discontinued.
Novo Nordisk terminated a phase 1 trial with an oral NRLP3 inhibitor (NN6705) and discontinued further development due to portfolio considerations. The trial investigated safety, tolerability, pharmacokinetics and biomarkers of the NLRP3 inhibitor. There were no reported safety or tolerability issues during the trial. Novo Nordisk continues to pursue other pre-clinical NLRP3 inhibitors.

Development of Pumpsulin terminated
Novo Nordisk terminated the development of Pumpsulin project due to portfolio considerations. The ongoing phase 1 trial will continue to completion as planned.

Collaboration with GE Healthcare concluded
Novo Nordisk and GE healthcare has mutually agreed to conclude their joint research collaboration due to each company’s evolving strategic priorities. The collaboration was entered in 2023 to further advance the clinical and product development of peripheral focused ultrasound (PFUS) for the treatment of chronic diseases such as type 2 diabetes and obesity. Following the closure of the research collaboration, Novo Nordisk will hand over all activities for PFUS to GE Healthcare.

Global license and development agreement to commercialise ZEGALOGUE® (dasiglucagon) terminated
Novo Nordisk and Zealand Pharma have entered into a termination and transition agreement for the global license and development agreement to commercialize ZEGALOGUE® (dasiglucagon) for injection entered in 2022. Novo Nordisk transferred the EU Marketing Authorization for ZEGALOGUE® back to Zealand Pharma in January 2026.

Rare disease
Sogroya® regulatory milestones in the US and China
Novo Nordisk submitted an sNDA for the non-replacement indication Turner Syndrome for Sogroya® to the US FDA. The submission is based on the results from REAL 8 and REAL 9, decision in the US is expected during the second half of 2026. Separately, Sogroya® was approved in China. Further, Novo Nordisk has submitted the non-replacement indications small for gestational age (SGA) and noonan syndrome (NS) for Sogroya®, to the CDE in China for regulatory approval.

Interim results of phase 3 study with concizumab prophylaxis in paediatric patients successfully completed.
Novo Nordisk successfully completed the main part for inhibitor patients in the paediatric phase 3 trial with concizumab, explorer 10. The trial is investigating subcutaneous concizumab prophylaxis treatment in children below 12 years with haemophilia A or B with or without inhibitors, with the interim analysis covering the haemophilia A and B with inhibitor population. The trial met its primary endpoint by showing superiority of concizumab prophylaxis over on-demand treatment, with a reduction of the annual bleeding rate (ABR) by 82% compared to no prophylaxis treatment in people with haemophilia A with inhibitors (HAwI) and haemophilia B with inhibitors (HBwI). Concizumab appeared to have a safe and

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Financial report for the period 1 January 2025 to 31 December 2025	Page 23 of 43
well-tolerated profile with no thromboembolic events reported in the trial. Novo Nordisk plans to submit concizumab for paediatric regulatory approval in US, EU and Japan in 2026.

Development of TMPRSS6 in Hereditary Haemochromatosis terminated
Novo Nordisk has terminated the development of TMPRSS6, a RNAi in early development for rare blood disease, due to portfolio considerations.

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PURPOSE AND SUSTAINABILITY
ENVIRONMENT

ENVIRONMENTAL PERFORMANCE	Unit	2025	2024	% change 2025 to 2024

Total CO2e emissions	1,000 tonnes CO2e	2,690	2,261	19%
- Scope 1 CO2e emissions	1,000 tonnes CO2e	120	85	41%
- Scope 2 CO2e emissions	1,000 tonnes CO2e	63	16	294%
- Scope 3 CO2e emissions	1,000 tonnes CO2e	2,507	2,160	16%
Plastic footprint (absolute)[1]	tonnes	16,463	17,128	(4%)
Plastic footprint per patient[1]	kg/patient	0.36	0.38	(5%)

1) Plastic footprint over a 12-month period, calculated as a moving annual total. Plastic footprint (absolute) restated from 15,654 to 17,128 tonnes in 2024. Relative plastic footprint per patient restated from 0.35 to 0.38 in 2024.

Emissions
Novo Nordisk is committed to reaching net zero emissions across scope 1, scope 2 and scope 3 greenhouse gas emissions by 2045. Total CO2e emissions in 2025 increased by 19% compared to 2024.

Scope 1 CO2e emissions increased by 41% compared to 2024 primarily due to the acquisition of production sites in late 2024 and increased consumption of natural gas related hereto.

Scope 2 CO2e emissions increased by 294% compared to 2024, primarily due to the use of non-renewable electricity at acquired production sites. The overall share of renewable electricity for production sites is 86% compared to 100% in 2024, driven by 2024 acquisition of new sites without a renewable electricity setup.

Scope 3 CO2e emissions increased by 16% compared to 2024, due to a general increase in supply chain activities supporting increased volumes of Novo Nordisk treatments and higher CAPEX investments for property, plant and equipment. Novo Nordisk is working on reducing scope 3 CO2e emissions and has set a target to reduce 33% by 2033, approved by the Science-Based Target initiative.

Plastic target
Novo Nordisk has a global target to reduce the plastic footprint per patient from obesity and diabetes care products by 30% by 2033, compared to a baseline of 0.38 kg per patient in 2024. In 2025, Novo Nordisk achieved a 5% reduction from 0.38 kg per patient in 2024 to 0.36 kg per patient mainly driven by an increase in once-weekly treatments compared to once-daily treatments.

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SOCIAL

SOCIAL PERFORMANCE	Unit	2025	2024	% change 2025 to 2024

Patients
Total numbers of patients reached	Estimate in millions[1]	45.6	45.2	1%
–Patients reached with Novo Nordisk's diabetes care products	Estimate in millions[1]	42.0	43.0	(2%)
–Patients reached with Novo Nordisk's obesity care products	Estimate in millions[1]	3.6	2.2	64%
Vulnerable patients reached with diabetes care products[2]	Estimate in millions[1]	7.1	8.4	(15%)
Children reached through the Changing Diabetes® in Children programme	Number of children[3]	81,946	64,743	27%

Sustainable employer
Total number of employees (FTEs)	Number	68,794	76,302	(10%)
Gender in senior leadership positions[4]	Men:women	56:44	58:42	N/A

1) Calculated as a moving annual total. The estimated total number of full-year patients reached over a 12-month period.
2) Patients reached either through products sold under local affordability thresholds, or public tenders in low-, lower middle- or upper middle-income countries (LMICs), or through specific diabetes access and affordability programmes or humanitarian donations.
3) Total cumulative number of children. The number of children reached with diabetes care treatment through the Changing Diabetes® in Children programme since the initiation of the partnership in 2009.
4) Defined as chief executive officer (CEO), executive vice presidents (EVP), senior vice presidents (SVP), group vice presidents (GVP) and vice presidents (VP), and covers the entire Novo Nordisk Group.

Patients
The number of patients reached with Novo Nordisk products, across obesity and diabetes care, was 45.6 million at the end of 2025. This is an increase of 0.4 million patients compared to end of 2024.

By the end of 2025, the number of vulnerable patients treated with diabetes care products reached 7.1 million. This is a 15% decline compared to 2024, driven primarily by lower insulin tender sales and by portfolio consolidation of human insulins.

The Changing Diabetes® in Children programme aims to reach 100,000 children by 2030. By the end of 2025, a total of 81,946 children were reached with Diabetes care treatment, an increase of 27% compared to the end of 2024.

Sustainable employer
The number of full-time employees at the end of 2025 was 68,794, which is a decrease by 10% compared to 12 months ago. The decrease is driven by the company-wide transformation.

At the end of 2025, 44% of leaders in senior positions were women and 56% were men compared to 42% and 58%, respectively, during 2024.

International crises, geopolitical tensions and natural disasters
Novo Nordisk is committed to supporting the safety of our employees and ensuring uninterrupted access to essential medicines during humanitarian crises. Our priorities include safeguarding our workforce and collaborating with humanitarian organisations to provide critical medications to affected regions.

In recent crises, including the Israel-Hamas and Israel-Iran conflicts and Russia's invasion of Ukraine, we have maintained essential supplies to ensure patients can continue their treatments, underscoring our dedication to supporting communities in need.

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CORPORATE GOVERNANCE
Changes in Executive Management
Today, Novo Nordisk announced changes to its Executive Management. Dave Moore, executive vice president, US Operations, has decided to leave Novo Nordisk for personal reasons. Dave has had a notable tenure of more than eight years with Novo Nordisk, creating the company’s global business development function in 2022 and assuming responsibility for US Operations in January 2025. Dave’s key accomplishments include overseeing the blockbuster launch of Ozempic®, negotiating the acquisition of three Catalent manufacturing sites, and overseeing the recent record-shattering launch of the Wegovy® pill in the US. Dave will ensure a successful transition to his successor through the end of the first quarter. Additionally, after a successful seven-year tenure, Ludovic Helfgott has decided to leave Novo Nordisk to pursue new opportunities. Ludovic joined Novo Nordisk in 2019 as executive vice president and head of the Rare Disease therapy area. He is credited with expanding the company’s presence and competitiveness in rare blood and endocrine disorders, and with overseeing the rebuilding of the Rare Disease pipelines, including the addition of potential therapies for Sickle Cell Disease and haematoma-renal. In April 2025, Ludovic took on the role of executive vice president, Product & Portfolio Strategy, where he was responsible for commercial strategy, including the global launch of the Wegovy® pill, medical affairs, and business development across all therapy areas. Ludovic will ensure a successful transition to his successor through the end of the first quarter. Novo Nordisk thanks Dave and Ludovic for their leadership and has conducted a rigorous and thoughtful selection process to ensure a seamless transition. The company is pleased to announce the following appointments to Executive Management:

Effective 5 February, Jamey Millar joins Novo Nordisk as executive vice president of US Operations, succeeding Dave Moore. Jamey brings over 30 years of leadership and industry experience, including leading several launches in large chronic diseases, such as asthma, COPD, and Major Depressive Disorder, as well as targeted therapies in oncology, blood disorders, and speciality therapeutics, and integrating Direct-to-Consumer (DTC) strategies. Jamey is a recognised expert in US commercial launches, Gross-to-Net/Payer strategies, R&D and Commercial planning, and product life-cycle management. Before joining Novo Nordisk, Jamey worked for UnitedHealth Group, as CEO of Optum Specialty Holdings. During his tenure with UnitedHealth, he also led Industry Relations, with responsibility for formulary management, manufacturer contracts, wholesaler agreements, network pharmacy agreements, and Optum Life Sciences. Jamey had a distinguished 20-year career at GlaxoSmithKline PLC, including roles as Senior Vice President of Managed Markets and Government Affairs, and Vice President/General Manager of the US Oncology Business Unit. Jamey began his career with Procter & Gamble Pharmaceuticals, working in the US and the UK. Jamey is a US national and will be based in the US.

Hong Chow will assume responsibility as executive vice president, Product & Portfolio Strategy, with effect from 15 February 2026. Hong joins Novo Nordisk from Merck Healthcare in Germany. At Merck, Hong served as executive vice president and head of China and International, overseeing the healthcare business outside North America. Hong also served as global head of the Cardiovascular, Metabolism, and Endocrinology portfolio, which included therapies for diabetes, cardiovascular, thyroid, and growth disorders. In addition, she was responsible for Global Health and Health Equity. Hong also serves on the Supervisory Board at Beiersdorf AG. Previously, Hong has held roles of increasing global, regional and country responsibility in the pharmaceutical industry, including leadership positions at Roche, where she led the pharmaceutical business in China, and at Bayer Healthcare. Hong was born in China and is a German national. She will be based in Denmark.

With these changes, Executive Management will have the following members:
•Maziar Mike Doustdar, president and CEO*
•Thilde Hummel Bøgebjerg, EVP, Enterprise IT & Quality
•Hong Chow, EVP, Product & Portfolio Strategy
•Karsten Munk Knudsen, EVP, chief financial officer*
•Martin Holst Lange, EVP, chief scientific officer, Research & Development
•Emil Kongshøj Larsen, EVP, International Operations
•Kasper Bødker Mejlvang, EVP, CMC & Product Supply
•Jamey Millar, EVP, US Operations
•Tania Sabroe, EVP, People, Organisation and Corporate Affairs
•Elin Jäger, SVP, Chief of Staff to the CEO, Corporate Strategy, Sustainability
•John Kuckelman, SVP, Group General Counsel, Global Legal, IP and Security
* Registered as an executive with the Danish Business Authority.

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Company announcement No 4 / 2026

Financial report for the period 1 January 2025 to 31 December 2025	Page 27 of 43
Changes in the Board of Directors
In January 2026, Novo Nordisk announced changes in the Board of Directors. Thomas Rantzau, employee representative on the Board of Directors, had chosen to resign from his employment at Novo Nordisk A/S. Therefore, his alternate, Tanja Villumsen, joined the Board of Directors of Novo Nordisk A/S as employee representative with effect as of 31 January 2026.

Long-term incentive programme 2026
The Board of Directors has established a long-term incentive programme for 2026 covering Executive Management and, in line with previous years, a number of mid to senior managers (in total approximately 3,900 employees) with a three-year performance period (2026-2028). The measures are linked to both financial and non-financial performance. For financial performance, the measures are relative total shareholder return (rTSR) and adjusted operating profit. rTSR is included as a new performance component to strengthen the link between the returns realised by shareholders and the pay-out from the programme. For non-financial performance, the measures are mainly linked to social and environmental activities, and key pipeline and R&D activities. Around 2.4 million Novo Nordisk B shares may be allocated at target (at maximum target achievement, the number of shares is around 6.2 million), and the value at launch of the programme will be based on the average share price for Novo Nordisk B shares on Nasdaq Copenhagen in the 15 days trading window following the release of the 4th quarter 2025 financial report. It is currently estimated that the value at target is approximately DKK 0.9 billion.

Remuneration report 2025
Novo Nordisk has prepared a separate Remuneration Report describing the remuneration awarded or due during 2025 to the Board members and Executives as registered with the Danish Business Authority. The Remuneration Report will be submitted to the Annual General Meeting for an advisory vote. The Remuneration Report will be available at novonordisk.com.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 4 / 2026

Financial report for the period 1 January 2025 to 31 December 2025	Page 28 of 43
LEGAL MATTERS
340B Drug Pricing Program
Since January 2021, Novo Nordisk Inc. (“NNI”) has made a number of changes to its policy in the US related to facilitating delivery of its discounted medicines to commercial pharmacies that contract with covered entities participating in the 340B Drug Pricing Program. Novo Nordisk’s 340B policy has been the subject of legal challenges. As a result, Novo Nordisk has only recognised revenue related to the 340B Drug Pricing Program to the extent that in Management’s assessment it is highly probable that its inclusion will not result in a significant revenue reversal in the future. Management’s assessment considers interpretations of applicable laws, and legal and administrative rulings, as well as attrition and experience from historical claims. As of 31 December 2025, provisions for 340B statutory discounts included in the 'sales deductions and product returns' amounted to USD 4.2 billion.

On 30 January 2023, the US Court of Appeals for the Third Circuit issued a ruling holding that Novo Nordisk’s drug distribution policy was consistent with the 340B statute. On 21 May 2024, the US Court of Appeals for the DC Circuit issued a ruling in a different case involving the drug distribution policies of other pharmaceutical manufacturers that similarly held that their drug distribution policies were consistent with the 340B statute. However, an appeal in another case involving the drug distribution policy of another pharmaceutical manufacturer is still pending before the US Court of Appeals for the Seventh Circuit, and as such these cases may be subject to further discretionary appellate review before the US Supreme Court. Subsequent to the ruling by the US Court of Appeals for the Third Circuit, covered entities filed Administrative Dispute Resolution (“ADR”) petitions against the Company before the Health Resources and Services Administration (“HRSA”) to recover alleged overcharges related to the 340B Drug Pricing Program. On 4 December 2025, HRSA dismissed an ADR petition filed by two covered entities, the University of Washington Medical Center (“UW”) and Harborview Medical Center (“Harborview”), stating that Novo Nordisk’s 340B policy did not result in overcharges to either covered entity, citing the ruling of the US Court of Appeals for the Third Circuit. This decision, rendered by the ADR Panel even in the absence of a ruling from the Seventh Circuit, is evidence that HRSA is applying the Third Circuit ruling as the law governing overcharge claims alleged by covered entities relating to Novo Nordisk's 340B policy. Neither UW nor Harborview timely sought reconsideration of the decision, which became final and effective on 20 January 2026 after the expiration of the reconsideration deadline. As a result, Novo Nordisk has determined that, as of 20 January 2026, it is highly probable that the inclusion of revenue relating to the 340B Drug Pricing Program claims that was previously constrained will not result in a significant reversal in the future. As such, the Company will in the first quarter of 2026 recognise revenue of USD 4.2 billion comprising the entire amount of provisions for 340B statutory discounts included in 'sales deductions and product returns'.

Semaglutide compound patent in China
On December 31, 2025, China’s Supreme People’s Court issued a final judgment, deciding that the semaglutide compound patent in China is valid. The patent is in force until expiration in March 2026.

Semaglutide antitrust lawsuit in China
On 6 January 2026, Novo Nordisk A/S, Novo Nordisk Pharma AG and Novo Nordisk (China) Pharmaceuticals Co., Ltd received a complaint filed by a Chinese entity (Hangzhou Jiuyuan Genetic Biopharmaceutical Co., Ltd.) in the Zhejiang Provincial High People’s Court alleging that the defendants engaged in antitrust and monopolistic behaviour that resulted in plaintiff’s inability to obtain regulatory approval for a biosimilar version of semaglutide injection in China.

Strive antitrust lawsuit against Novo Nordisk and Eli Lilly in the US
On 14 January 2026, Strive Specialities Inc. (a compounding pharmacy) filed a lawsuit in the United States District Court for the Western District of Texas against Novo Nordisk A/S, Novo Nordisk Inc. and Eli Lilly alleging that the defendants violated US antitrust laws by: (i) entering into illegal agreements with telehealth companies that prohibited them from working with compounding pharmacies, (ii) interfering with Strive’s relationships with third-party technology platforms and payment processors and (iii) unlawfully disparaging compounding drugs.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 4 / 2026

Financial report for the period 1 January 2025 to 31 December 2025	Page 29 of 43
NovoSeven® litigation
In 2016, Novo Nordisk received a Civil Investigative Demand ("CID") from the US Department of Justice ("DOJ") relating to potential off-label marketing of NovoSeven® (including high dose and for prophylactic use) and interactions with physicians and patients. The DOJ investigation was likely prompted by a lawsuit filed in 2015 by a former Novo Nordisk employee (the “Relator”), who alleged Novo Nordisk caused the submission of false claims to Medicare, Medicaid, Federal Employees Health Benefits Program and private insurers in California. In September 2022, DOJ ceased its investigation and declined to intervene in the lawsuit. The Relator and the Washington State Attorney General have proceeded with the lawsuit, which was transferred to the United States District Court for the Western District of Washington in May 2023.

In October 2025, a jury trial was conducted in this matter that resulted in a unanimous defence verdict in favour of Novo Nordisk. Both the Relator and the State of Washington have filed notices of appeal to the United States Court of Appeals for the Ninth Circuit. Novo Nordisk does not expect this matter to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

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Company announcement No 4 / 2026

Financial report for the period 1 January 2025 to 31 December 2025	Page 30 of 43
STATEMENT BY THE BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT
The Board of Directors and Executive Management have today considered and approved the financial report of Novo Nordisk A/S containing condensed financial information and condensed sustainability information for financial year 1 January - 31 December 2025. This financial report has not been audited or reviewed by the company's independent auditors.

The condensed financial information in this financial report has been prepared in accordance with the recognition and measurement requirements in the IFRS Accounting Standards as adopted by the EU and the accounting policies are consistent with those applied in the Annual Report 2024, except from those changes in presentation described in notes 2 and 3 to Appendix 4.

The condensed sustainability information in this financial report has been prepared in accordance with the ESRS and the accounting policies are consistent with those applied in the Annual Report 2024.

In our opinion, the accounting policies used are appropriate, and the overall presentation of this financial report is adequate. Furthermore, in our opinion, this financial report includes a true and fair view of the financial position at 31 December 2025 as well as of the results of the operations, the cash flows and the sustainability performance for the period 1 January - 31 December 2025. Furthermore, in our opinion, Management's Review contains a fair review of the development of the Group's business and financial matters, the results for the period and of the financial position, together with a description of the principal risks and uncertainties that the Group faces in accordance with Danish disclosure requirements for listed companies.

Bagsværd, 3 February 2026

Executive Management:

Mike Doustdar President and CEO	Karsten Munk Knudsen CFO

Board of Directors:

Lars Rebien Sørensen Chair	Cees de Jong Vice chair	Elisabeth Dahl Christensen

Stephan Engels	Liselotte Hyveled	Mette Bøjer Jensen

Britt Meelby Jensen	Kasim Kutay	Tanja Villumsen

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 4 / 2026

Financial report for the period 1 January 2025 to 31 December 2025	Page 31 of 43
About Novo Nordisk
Novo Nordisk is a leading global healthcare company founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 68,800 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, X, LinkedIn and YouTube.

Financial Calendar

26 March 2026	Annual General meeting
6 May 2026	Financial results for the first three months of 2026
5 August 2026	Financial results for the first six months of 2026
21 September 2026	Capital Markets Day 2026
4 November 2026	Financial results for the first nine months of 2026
3 February 2027	Financial statement for 2026 and Annual Report 2026

Contacts for further information
Media:
Ambre James-Brown +45 3079 9289 globalmedia@novonordisk.com	Liz Skrbkova (US) +1 609 917 0632 lzsk@novonordisk.com

Investors:
Michael Novod +45 3075 6050 nvno@novonordisk.com	Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com
Max Ung +45 3077 6414 mxun@novonordisk.com	Sina Meyer +45 3079 6656 azey@novonordisk.com
Christoffer Sho Togo Tullin +45 3079 1471 cftu@novonordisk.com	Alex Bruce +45 3444 2613 axeu@novonordisk.com
Frederik Taylor Pitter (US) +1 609 613 0568 fptr@novonordisk.com

Forward-looking statements
Novo Nordisk’s statutory Annual Report 2024, Form 20-F, any quarterly financial reports, and written information released, shown, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain certain forward-looking statements relating to the operating, financial and sustainability performance and results of Novo Nordisk and/or the industry in which it operates. Forward-looking statements can be identified by the fact that they do not relate to historical or current facts and include guidance. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘transition plan’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating, financial or sustainability performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:
•Statements of targets, future guidance, (transition) plans, objectives or goals for future operations and/or not yet completed business acquisitions or divestments, including those related to operating, financial and sustainability matters, Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto;
•Statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures;
•Statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings; and
•Statements regarding the assumptions underlying or relating to such statements.
These statements are based on current plans, estimates, opinions, views and projections. Although Novo Nordisk believes that the expectation reflected in such forward-looking statements are reasonable, there can be no assurance that such expectation will prove to be correct. By their very nature, forward-looking statements involve risks, uncertainties and assumptions, both general and specific, and actual results may differ materially from those contemplated, expressed or implied by any forward-looking statement.

Factors that may affect future results include, but are not limited to, global as well as local political, economic and environmental conditions, such as interest rate and currency exchange rate fluctuations or climate change, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, including as a result of interruptions or delays affecting supply chains on which Novo Nordisk relies, shortages of supplies, including energy supplies, product recalls, unexpected contract breaches or terminations, government- mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology including the risk of cybersecurity breaches, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, and taxation changes, including changes in tariffs and duties, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, strikes and other labour market disputes, failure to recruit and retain the right employees, failure to maintain a culture of compliance, epidemics, pandemics or other public health crises, the effects of domestic or international crises, civil unrest, war or other conflict and factors related to the foregoing matters and other factors not specifically identified herein.

For an overview of some, but not all, of the risks that could adversely affect Novo Nordisk’s results or the accuracy of forward-looking statements in the Annual Report 2024, reference is made to the overview of risk factors in ‘Risks’ of the Annual Report 2024. None of Novo Nordisk or its subsidiaries or any such person's officers, or employees accept any responsibility for the future accuracy of the opinions expressed in the Annual Report 2024, Form 20-F, any quarterly financial reports, and written information released, shown, or oral statements made, to the public in the future by or on behalf of Novo Nordisk or the actual occurrence of the forecasted developments.

Unless required by law, Novo Nordisk has no duty and undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 4 / 2026

Financial report for the period 1 January 2025 to 31 December 2025	Page 32 of 43
APPENDIX 1: QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of full-time equivalent employees, earnings per share and number of shares outstanding).
									% change
	2025				2024				Q4 2025 vs.
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4 2024

Net sales	79,144	74,976	76,857	78,087	85,683	71,311	68,060	65,349	(8%)

Gross profit	63,996	57,072	64,011	65,197	72,659	60,003	57,786	55,433	(12%)
Gross margin	80.9%	76.1%	83.3%	83.5%	84.8%	84.1%	84.9%	84.8%

Sales and distribution costs	(15,889)	(15,996)	(17,533)	(14,892)	(18,701)	(15,210)	(14,934)	(13,256)	(15%)
Percentage of sales	20.1%	21.3%	22.8%	19.1%	21.8%	21.3%	21.9%	20.3%
Research and development costs[1]	(14,648)	(15,393)	(11,690)	(10,308)	(13,802)	(9,488)	(16,166)	(8,606)	6%
Percentage of sales	18.5%	20.5%	15.2%	13.2%	16.1%	13.3%	23.8%	13.2%
Administrative costs	(1,549)	(1,884)	(1,316)	(1,220)	(1,580)	(1,382)	(1,157)	(1,157)	(2%)
Percentage of sales	2.0%	2.5%	1.7%	1.6%	1.8%	1.9%	1.7%	1.8%
Other operating income and expenses	(174)	(117)	(23)	14	(1,839)	(101)	405	(568)	N/A

Operating profit (EBIT)	31,736	23,682	33,449	38,791	36,737	33,822	25,934	31,846	(14%)
Operating margin	40.1%	31.6%	43.5%	49.7%	42.9%	47.4%	38.1%	48.7%

Financial income	614	307	5,314	3,425	3,913	(821)	960	2,146	(84%)
Financial expenses	1,835	1,528	(4,958)	(5,183)	(5,093)	1,383	(1,562)	(2,074)	N/A
Financial items (net)	2,449	1,835	356	(1,758)	(1,180)	562	(602)	72	N/A

Profit before income taxes	34,185	25,517	33,805	37,033	35,557	34,384	25,332	31,918	(4%)

Income taxes	(7,294)	(5,511)	(7,302)	(7,999)	(7,327)	(7,083)	(5,282)	(6,511)	0%

Net profit	26,891	20,006	26,503	29,034	28,230	27,301	20,050	25,407	(5%)

Depreciation, amortisation and impairment losses	5,562	7,757	4,833	3,830	5,198	2,150	8,845	2,914	7%
Capital expenditure (PP&E)	18,429	13,628	14,661	13,422	16,101	12,119	10,470	8,474	14%
Net cash flows from operating activities	7,619	46,107	40,785	24,591	12,301	43,850	50,503	14,314	(38%)
Free cash flow	(35,592)	30,316	24,079	9,492	(86,467)	30,451	36,289	5,020	N/A
EBITDA	37,298	31,439	38,282	42,621	41,935	35,972	34,779	34,760	(11%)
Adjusted net profit	28,659	29,179	28,265	30,304	30,516	27,798	25,795	26,449	(6%)
Net debt	(95,424)	(59,898)	(73,268)	(70,147)	(69,713)	23,816	11,658	(11,954)	37%

Total assets	542,902	512,288	482,153	489,162	465,630	397,441	369,383	298,921	17%
Total equity	194,047	169,896	168,066	138,540	143,486	120,522	112,522	98,911	35%
Equity ratio	35.7%	33.2%	34.9%	28.3%	30.8%	30.3%	30.5%	33.1%

Full-time equivalent employees end of period	68,794	68,794	78,387	77,406	76,302	71,880	69,260	66,015	(10%)

Basic earnings per share/ADR (in DKK)	6.06	4.50	5.96	6.54	6.34	6.13	4.50	5.70	(4%)
Diluted earnings per share/ADR (in DKK)	6.04	4.50	5.96	6.53	6.34	6.12	4.49	5.68	(5%)
Adjusted diluted earnings per share (in DKK)	6.44	6.56	6.36	6.82	6.85	6.23	5.78	5.92	(6%)
Average number of shares outstanding (million)	4,443.6	4,443.5	4,443.4	4,439.5	4,446.2	4,452.3	4,457.7	4,459.6	0%
Average number of diluted shares outstanding (million)	4,449.4	4,446.8	4,446.7	4,446.4	4,455.5	4,460.5	4,465.4	4,470.5	0%

Sales by business segment:
Total GLP-1	37,527	36,735	38,366	39,574	42,173	34,935	37,035	34,982	(11%)
Long-acting insulin	4,700	4,200	4,467	5,388	5,158	4,035	4,737	5,165	(9%)
Premix insulin	2,509	2,357	2,636	2,813	2,867	2,518	2,436	2,968	(12%)
Fast-acting insulin	4,880	4,109	4,542	5,052	6,017	4,150	3,868	4,487	(19%)
Human insulin	1,312	1,327	1,101	1,744	1,845	1,806	1,571	1,745	(29%)
Total insulin	13,401	11,993	12,746	14,997	15,887	12,509	12,612	14,365	(16%)
Other Diabetes care	422	421	454	473	512	492	533	583	(18%)
Total Diabetes care	51,350	49,149	51,566	55,044	58,572	47,936	50,180	49,930	(12%)
Wegovy®	21,864	20,354	19,528	17,360	19,866	17,304	11,659	9,377	10%
Saxenda®	581	752	844	1,064	1,540	1,497	2,245	1,658	(62%)
Total Obesity care	22,445	21,106	20,372	18,424	21,406	18,801	13,904	11,035	5%
Obesity and Diabetes care total	73,795	70,255	71,938	73,468	79,978	66,737	64,084	60,965	(8%)

Rare blood disorders	3,019	2,919	3,096	2,921	3,398	2,988	2,864	2,888	(11%)
Rare endocrine disorders	1,834	1,393	1,420	1,312	1,923	1,227	730	1,113	(5%)
Other Rare disease	496	409	403	386	384	359	382	383	29%
Rare disease total	5,349	4,721	4,919	4,619	5,705	4,574	3,976	4,384	(6%)

Sales by geographic segment:[2]
US Operations	44,743	41,144	42,963	44,316	52,369	39,847	38,404	36,782	(15%)
International Operations	34,401	33,832	33,894	33,771	33,312	31,464	29,656	28,567	3%
- EUCAN	18,112	16,767	16,447	14,765	16,418	14,098	13,910	13,119	10%
- Emerging Markets	7,467	6,635	7,544	8,790	7,194	8,323	6,758	7,240	4%
- APAC	5,038	5,466	5,615	4,594	5,376	4,335	4,025	3,702	(6%)
- Region China	3,784	4,964	4,288	5,622	4,324	4,708	4,963	4,506	(12%)

Segment operating profit:
Obesity and Diabetes care	31,046	24,222	32,931	38,247	36,044	33,473	26,984	31,218	(14%)
Rare disease	690	(540)	518	544	693	349	(1,050)	628	0%

1) Research and development costs include an impairment loss of DKK 5.7 billion in the second quarter of 2024 related to ocedurenone. The impairment loss is recognised in the segment Obesity and Diabetes.

2) Effective 1 January 2025, North America Operations and International Operations were reorganised into US operations and International Operations. International operations cover the following regions: i. EUCAN (Europe and Canada), ii. Emerging markets (mainly Latin America, the Middle East, and Africa), iii. APAC (Japan, Korea, Oceania and Southeast Asia), and iv. Region China (Mainland China, Hong Kong and Taiwan). Comparative information has been restated to reflect the new geographical structure.

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Company announcement No 4 / 2026

Financial report for the period 1 January 2025 to 31 December 2025	Page 33 of 43
APPENDIX 2: INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

DKK million	2025	2024

Income statement

Net sales	309,064	290,403
Cost of goods sold	(58,788)	(44,522)

Gross profit	250,276	245,881

Sales and distribution costs	(64,310)	(62,101)
Research and development costs	(52,039)	(48,062)
Administrative costs	(5,969)	(5,276)
Other operating income and expenses	(300)	(2,103)

Operating profit	127,658	128,339

Financial income	9,660	6,198
Financial expenses	(6,778)	(7,346)

Profit before income taxes	130,540	127,191

Income taxes	(28,106)	(26,203)

NET PROFIT	102,434	100,988

Basic earnings per share (DKK)	23.06	22.67
Diluted earnings per share (DKK)	23.03	22.63

Segment Information

Segment sales:
Obesity and Diabetes care	289,456	271,764
Rare disease	19,608	18,639

Segment operating profit:
Obesity and Diabetes care	126,446	127,719
Operating margin	43.7%	47.0%

Rare disease	1,212	620
Operating margin	6.2%	3.3%

Total segment operating profit	127,658	128,339

Statement of comprehensive income

Net profit	102,434	100,988

Other comprehensive income
Items that will not subsequently be reclassified to the Income statement
Remeasurements of defined benefit obligations	26	(119)

Items that will not be reclassified subsequently to the income statement	26	(119)

Items that will be reclassified subsequently to the Income statement
Exchange rate adjustments of investments in subsidiaries	(7,759)	3,096
Cash flow hedges:
Realisation of previously deferred (gains)/losses	5,763	(1,612)
Deferred gains/(losses) related to acquisition of businesses	—	1,154
Deferred gains/(losses) on hedges, incurred during the period	4,339	(5,763)
Tax and other items	(2,632)	1,343

Items that will be reclassified subsequently to the income statement	(289)	(1,782)

Other comprehensive income	(263)	(1,901)
TOTAL COMPREHENSIVE INCOME	102,171	99,087

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Company announcement No 4 / 2026

Financial report for the period 1 January 2025 to 31 December 2025	Page 34 of 43
APPENDIX 3: CASH FLOW STATEMENT

DKK million	2025	2024

Net profit	102,434	100,988

Adjustment for non-cash items:
Income taxes in the income statement	28,106	26,203
Depreciation, amortisation and impairment losses	21,982	19,107
Other non-cash items	(3,122)	445
Change in working capital	3,737	2,589
Interest received	1,398	1,884
Interest paid	(3,419)	(612)
Income taxes paid	(32,014)	(29,636)

Net cash flows from operating activities	119,102	120,968

Purchase of intangible assets	(29,973)	(4,145)
Purchase of property, plant and equipment	(60,140)	(47,164)
Cash used for acquisition of businesses	—	(82,163)
Settlement for prior year's acquisition of businesses	1,004	—
Proceeds from other financial assets	30	—
Purchase of other financial assets	(225)	(786)
Purchase of marketable securities	(498)	(19,028)
Sale of marketable securities	10,644	24,391

Net cash flows from investing activities	(79,158)	(128,895)

Purchase of treasury shares	(1,388)	(20,181)
Dividends paid	(51,763)	(44,140)
Proceeds from borrowings	103,931	79,391
Repayment of borrowings	(79,188)	(6,335)

Net cash flows from financing activities	(28,408)	8,735

Net cash generated from activities	11,536	808

Cash and cash equivalents at the beginning of the year	15,655	14,392
Exchange gain/(loss) on cash and cash equivalents	(727)	455

Cash and cash equivalents at the end of the period	26,464	15,655

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 4 / 2026

Financial report for the period 1 January 2025 to 31 December 2025	Page 35 of 43
APPENDIX 4: BALANCE SHEET

DKK million	31 Dec 2025	31 Dec 2024

ASSETS

Intangible assets[2]	110,208	90,804
Goodwill[2]	19,845	20,017
Property, plant and equipment	208,378	161,680
Investments in associated companies	366	400
Deferred income tax assets	23,647	24,648
Other receivables and prepayments	5,864	4,016
Other financial assets	2,141	2,277

TOTAL NON-CURRENT ASSETS	370,449	303,842

Inventories	49,623	40,849
Trade receivables	70,856	71,949
Tax receivables	4,848	2,853
Other receivables and prepayments	13,482	13,503
Marketable securities	498	10,653
Derivative financial instruments	6,682	6,326
Cash at bank	26,464	15,655

TOTAL CURRENT ASSETS	172,453	161,788
TOTAL ASSETS	542,902	465,630

EQUITY AND LIABILITIES

Share capital	446	446
Treasury shares	(2)	(2)
Retained earnings	195,298	144,448
Other reserves	(1,695)	(1,406)

TOTAL EQUITY	194,047	143,486

Borrowings	118,941	89,674
Deferred income tax liabilities	6,611	5,515
Retirement benefit obligations	861	903
Provisions[3]	5,730	6,982
Sales deductions and product returns[3]	1,051	1,456

Total non-current liabilities	133,194	104,530

Borrowings	12,017	13,113
Trade payables	19,758	17,140
Tax payables[3]	8,416	9,716
Other liabilities[3]	39,721	35,372
Derivative financial instruments	2,026	7,531
Provisions[1,3]	374	289
Sales deductions and product returns[3]	133,349	134,453

Total current liabilities	215,661	217,614

TOTAL LIABILITIES	348,855	322,144

TOTAL EQUITY AND LIABILITIES	542,902	465,630

1) At 31 December 2025, the provision for 340B statutory discounts amounts to USD 4.2 billion. Given the passage of time and the current legal and regulatory landscape relating to enforcement of the 340B program, in Q2 2025, the Company reduced the provision for 340B statutory discounts by USD 0.4 billion (around DKK 3 billion) from USD 4.6 billion (as of 31 December 2024) to USD 4.2 billion, reflecting an assessment of current applicable laws, historical legal and administrative rulings as well as attrition and experience from historical claims. During 2024, the Company increased the provision for 340B statutory discounts by a total of USD 0.8 billion.

2) Effective 2025, 'goodwill' is presented as a separate line item to enhance clarity of presentation and disclosures. In prior years, goodwill was included in the line item 'intangible assets'.
3) Effective 2025, 'sales deductions and product returns' are presented as a separate line item to enhance clarity of presentation and disclosures. In prior years, these amounts were included in the line items 'provisions', 'trade payables' and 'other liabilities' and have been restated to 'sales deductions and product returns'.

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Company announcement No 4 / 2026

Financial report for the period 1 January 2025 to 31 December 2025	Page 36 of 43
APPENDIX 5: EQUITY STATEMENT

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves	Total

2025

Balance at the beginning of the year	446	(2)	144,448	(1,406)	143,486
Net profit			102,434		102,434
Other comprehensive income for the period			26	(289)	(263)

Total comprehensive income for the period			102,460	(289)	102,171

Transactions with owners:
Dividends			(51,763)		(51,763)
Share-based payments			1,435		1,435
Purchase of treasury shares		(0)	(1,388)		(1,388)
Tax related to transactions with owners			106		106

Balance at the end of the period	446	(2)	195,298	(1,695)	194,047

At the end of the year proposed final dividends (not yet declared) of DKK 35,312 million (DKK 7.95 per share of DKK 0.10) are included in Retained earnings. No dividend is declared on treasury shares.

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves	Total

2024

Balance at the beginning of the year	451	(5)	104,839	1,276	106,561
Net profit			100,988		100,988
Other comprehensive income for the period			(119)	(1,782)	(1,901)

Total comprehensive income for the period			100,869	(1,782)	99,087

Transfer of cash flow hedge reserve to intangible assets				(900)	(900)
Transactions with owners:
Dividends			(44,140)		(44,140)
Share-based payments			2,289		2,289
Purchase of treasury shares		(2)	(20,179)		(20,181)
Reduction of the B share capital	(5)	5			—
Tax related to transactions with owners			770		770

Balance at the end of the period	446	(2)	144,448	(1,406)	143,486

At the end of the year, proposed final dividends of DKK 35,100 million (DKK 7.90 per share of DKK 0.10) are included in Retained earnings. No dividend is declared on treasury shares.

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Company announcement No 4 / 2026

Financial report for the period 1 January 2025 to 31 December 2025	Page 37 of 43
APPENDIX 6: SALES SPLIT PER AREA

Q4 2025 sales split per area

DKK million	Total	US Operations	International Operations	EUCAN	Emerging Markets	APAC	Region China

Obesity and Diabetes care segment
Injectable GLP-1	32,224	22,343	9,881	6,365	1,457	832	1,227
% change at CER	(2%)	(4%)	3%	9%	(21%)	0%	12%
Ozempic®	31,825	22,354	9,471	6,238	1,333	789	1,111
% change at CER	1%	(2%)	8%	12%	(11%)	4%	18%
Victoza®	399	(11)	410	127	124	43	116
% change at CER	(70%)	(100%)	(52%)	(54%)	(66%)	(39%)	(24%)
Rybelsus®	5,303	2,176	3,127	1,645	556	857	69
% change at CER	(19%)	(24%)	(15%)	(19%)	(1%)	12%	(80%)
Total GLP-1	37,527	24,519	13,008	8,010	2,013	1,689	1,296
% change at CER	(5%)	(6%)	(2%)	2%	(16%)	6%	(9%)
Long-acting insulin	4,700	1,306	3,394	1,563	698	329	804
% change at CER	(4%)	(14%)	0%	(10%)	14%	5%	12%
Awiqli®	149	—	149	41	—	9	99
% change at CER	—	—	—	—	—	—	—
Tresiba®	3,048	1,241	1,807	906	477	213	211
% change at CER	18%	41%	6%	(4%)	40%	12%	(10%)
Xultophy®	1,158	93	1,065	468	69	85	443
% change at CER	(5%)	33%	(8%)	(16%)	(30%)	(9%)	7%
Levemir®	345	(28)	373	148	152	22	51
% change at CER	(69%)	(105%)	(27%)	(39%)	(15%)	(26%)	(16%)
Premix insulin	2,509	151	2,358	236	514	536	1,072
% change at CER	(6%)	(41%)	(2%)	(11%)	(4%)	(5%)	2%
Ryzodeg®	1,298	—	1,298	58	199	339	702
% change at CER	4%	—	4%	10%	42%	0%	(1%)
NovoMix®	1,211	151	1,060	178	315	197	370
% change at CER	(15%)	(41%)	(10%)	(16%)	(21%)	(13%)	9%
Fast-acting insulin	4,880	2,158	2,722	1,452	686	268	316
% change at CER	(14%)	(28%)	4%	11%	(6%)	(10%)	12%
Fiasp®	837	368	469	350	62	57	—
% change at CER	154%	—	7%	3%	16%	29%	—
NovoRapid®	4,043	1,790	2,253	1,102	624	211	316
% change at CER	(24%)	(42%)	3%	14%	(7%)	(17%)	12%
Human insulin	1,312	375	937	196	400	157	184
% change at CER	(24%)	(21%)	(25%)	(8%)	(38%)	(32%)	16%
Total insulin	13,401	3,990	9,411	3,447	2,298	1,290	2,376
% change at CER	(10%)	(24%)	(3%)	(3%)	(9%)	(8%)	8%
Other Diabetes care[1]	422	40	382	129	60	65	128
% change at CER	(12%)	(14%)	(12%)	(6%)	(1%)	(12%)	(21%)
Total Diabetes care	51,350	28,549	22,801	11,586	4,371	3,044	3,800
% change at CER	(6%)	(9%)	(3%)	1%	(12%)	(1%)	0%
Wegovy®	21,864	13,767	8,097	4,822	1,983	1,446	(154)
% change at CER	17%	(2%)	77%	77%	192%	30%	—
Saxenda®	581	(5)	586	262	303	22	(1)
% change at CER	(62%)	(99%)	(53%)	(53%)	(39%)	(85%)	(100%)
Total Obesity care	22,445	13,762	8,683	5,084	2,286	1,468	(155)
% change at CER	11%	(4%)	50%	55%	98%	15%	(383%)
Obesity and Diabetes care total	73,795	42,311	31,484	16,670	6,657	4,512	3,645
% change at CER	(2%)	(7%)	8%	13%	8%	4%	(5%)

Rare disease segment
Rare blood disorders[2]	3,019	1,160	1,859	887	588	249	135
% change at CER	(5%)	(12%)	0%	(3%)	10%	(9%)	(4%)
Haemophilia A	638	119	519	245	140	55	79
% change at CER	0%	1%	0%	(18%)	48%	0%	8%
Haemophilia B	356	142	214	150	29	31	4
% change at CER	1%	3%	0%	(12%)	209%	(10%)	33%
NovoSeven®	1,803	779	1,024	465	407	100	52
% change at CER	(13%)	(23%)	(4%)	10%	(4%)	(33%)	(19%)
Rare endocrine disorders[3]	1,834	1,131	703	303	169	227	4
% change at CER	2%	(8%)	24%	36%	45%	16%	(91%)
Other Rare disease[4]	496	141	355	252	53	50	—
% change at CER	36%	305%	7%	4%	56%	(7%)	(100%)
Rare disease total	5,349	2,432	2,917	1,442	810	526	139
% change at CER	0%	(6%)	6%	5%	19%	1%	(21%)

Total sales	79,144	44,743	34,401	18,112	7,467	5,038	3,784
% change at CER	(2%)	(7%)	8%	12%	9%	3%	(6%)
% change as reported	(8%)	(15%)	3%	10%	4%	(6%)	(12%)
Share of growth	(100%)	(294%)	194%	151%	49%	13%	(19%)
1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia®, NovoThirteen® and Alhemo®.
3) Primarily Norditropin® and Sogroya®.
4) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 4 / 2026

Financial report for the period 1 January 2025 to 31 December 2025	Page 38 of 43

2025 sales split per area

DKK million	Total	US Operations	International Operations	EUCAN	Emerging Markets	APAC	Region China

Obesity and Diabetes care segment
Injectable GLP-1	130,109	88,938	41,171	23,468	8,285	3,418	6,000
% change at CER	7%	8%	6%	14%	1%	2%	(8%)
Ozempic®	127,089	88,467	38,622	22,774	7,235	3,214	5,399
% change at CER	10%	9%	10%	17%	3%	8%	(3%)
Victoza®	3,020	471	2,549	694	1,050	204	601
% change at CER	(43%)	(71%)	(30%)	(40%)	(12%)	(43%)	(36%)
Rybelsus®	22,093	8,833	13,260	7,065	2,061	3,514	620
% change at CER	(2%)	(15%)	9%	4%	2%	19%	27%
Total GLP-1	152,202	97,771	54,431	30,533	10,346	6,932	6,620
% change at CER	6%	5%	7%	12%	1%	10%	(5%)
Long-acting insulin	18,755	5,007	13,748	6,252	2,973	1,317	3,206
% change at CER	1%	(6%)	4%	(6%)	10%	2%	24%
Awiqli®	410	—	410	104	—	18	288
% change at CER	—	—	—	—	—	—	—
Tresiba®	12,049	4,706	7,343	3,567	1,980	847	949
% change at CER	26%	75%	6%	(1%)	26%	6%	1%
Xultophy®	4,619	295	4,324	1,864	310	358	1,792
% change at CER	5%	10%	5%	(10%)	(5%)	(5%)	32%
Levemir®	1,677	6	1,671	717	683	94	177
% change at CER	(64%)	(100%)	(24%)	(27%)	(15%)	(18%)	(38%)
Premix insulin	10,315	567	9,748	930	2,049	2,106	4,663
% change at CER	(1%)	(7%)	(1%)	(11%)	(1%)	(1%)	1%
Ryzodeg®	5,382	—	5,382	225	877	1,316	2,964
% change at CER	13%	—	13%	20%	40%	5%	11%
NovoMix®	4,933	567	4,366	705	1,172	790	1,699
% change at CER	(14%)	(7%)	(14%)	(17%)	(19%)	(11%)	(12%)
Fast-acting insulin	18,583	8,245	10,338	5,023	2,894	1,110	1,311
% change at CER	3%	10%	(2%)	1%	(4%)	(2%)	(8%)
Fiasp®	2,818	1,079	1,739	1,314	210	215	—
% change at CER	54%	425%	6%	4%	12%	19%	—
NovoRapid®	15,765	7,166	8,599	3,709	2,684	895	1,311
% change at CER	(2%)	(1%)	(3%)	1%	(5%)	(6%)	(8%)
Human insulin	5,484	1,415	4,069	705	1,830	812	722
% change at CER	(18%)	(4%)	(21%)	(19%)	(29%)	(14%)	(7%)
Total insulin	53,137	15,234	37,903	12,910	9,746	5,345	9,902
% change at CER	(1%)	2%	(2%)	(4%)	(6%)	(3%)	5%
Other Diabetes care[1]	1,770	139	1,631	519	261	263	588
% change at CER	(14%)	(32%)	(12%)	(6%)	(2%)	(7%)	(22%)
Total Diabetes care	207,109	113,144	93,965	43,962	20,353	12,540	17,110
% change at CER	4%	5%	3%	6%	(3%)	4%	0%
Wegovy®	79,106	51,015	28,091	15,383	6,100	5,812	796
% change at CER	41%	16%	134%	102%	141%	236%	314%
Saxenda®	3,241	268	2,973	1,444	1,238	263	28
% change at CER	(52%)	(63%)	(50%)	(48%)	(41%)	(74%)	(72%)
Total Obesity care	82,347	51,283	31,064	16,827	7,338	6,075	824
% change at CER	31%	15%	73%	62%	59%	122%	182%
Obesity and Diabetes care total	289,456	164,427	125,029	60,789	27,691	18,615	17,934
% change at CER	10%	8%	14%	17%	9%	26%	3%

Rare disease segment
Rare blood disorders[2]	11,955	4,927	7,028	3,340	1,946	1,045	697
% change at CER	2%	(5%)	7%	(1%)	1%	15%	101%
Haemophilia A	2,414	399	2,015	987	410	253	365
% change at CER	1%	(23%)	8%	(11%)	26%	22%	61%
Haemophilia B	1,412	545	867	610	83	157	17
% change at CER	11%	17%	8%	1%	129%	9%	0%
NovoSeven®	7,326	3,502	3,824	1,651	1,407	451	315
% change at CER	(5%)	(12%)	3%	3%	(7%)	(8%)	203%
Rare endocrine disorders[3]	5,959	3,478	2,481	1,002	594	863	22
% change at CER	24%	24%	23%	22%	23%	27%	(46%)
Other Rare disease[4]	1,694	334	1,360	960	205	190	5
% change at CER	16%	119%	4%	4%	7%	(1%)	(33%)
Rare disease total	19,608	8,739	10,869	5,302	2,745	2,098	724
% change at CER	9%	7%	10%	4%	6%	18%	84%

Total sales	309,064	173,166	135,898	66,091	30,436	20,713	18,658
% change at CER	10%	8%	14%	16%	8%	25%	5%
% change as reported	6%	3%	10%	15%	3%	19%	1%
Share of growth	100%	43%	57%	31%	8%	15%	3%
1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia®, NovoThirteen® and Alhemo®.
3) Primarily Norditropin® and Sogroya®.
4) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 4 / 2026

Financial report for the period 1 January 2025 to 31 December 2025	Page 39 of 43
APPENDIX 7: NON-IFRS FINANCIAL MEASURES (ADDITIONAL INFORMATION)
In this Company Announcement, Novo Nordisk discloses certain financial measures of the Group’s financial performance, financial position and cash flows that reflect adjustments to the most directly comparable measures calculated and presented in accordance with IFRS. These non-IFRS financial measures may not be defined and calculated by other companies in the same manner, and may therefore not be comparable.

The non-IFRS financial measures presented in the Company Announcement are:

•Net sales and operating profit growth in constant exchange rates (CER)
•EBITDA and EBITDA at CER
•Adjusted net profit and Adjusted diluted earnings per share ("Adjusted diluted EPS")
•Free cash flow
•Net debt and Net debt/EBITDA

In addition, the 2026 outlook is provided for growth in Adjusted sales and growth in Adjusted operating profit. These additional measures will be presented as non-IFRS financial measures starting from the first quarter of 2026.

Net sales and operating profit growth at CER
'Growth at CER’ means that the effect of changes in exchange rates is excluded. It is defined as the relevant measure for the period calculated using the average exchange rates for the same period prior year compared with the same measure for the same period prior year. Price adjustments within hyperinflation countries, as defined in IAS 29 ‘Financial reporting in hyperinflation economies’, are excluded from the calculation to avoid growth at CER being artificially inflated.

Growth at CER is considered to be relevant information for investors in order to understand the underlying development in net sales and operating profit by adjusting for the impact of currency fluctuations.

Net sales at CER

DKK million	2025	2024	% change 2025 to 2024

Net sales	309,064	290,403	6%
Effect of exchange rates	11,219	1,575
Net sales at CER	320,283	291,978	N/A
Net sales previous period	290,403
% increase/(decrease) in constant exchange rates	10%

Operating profit at CER

DKK million	2025	2024	% change 2025 to 2024

Operating profit	127,658	128,339	(1%)
Effect of exchange rates	8,419	1,096
Operating profit at CER	136,077	129,435	N/A
Operating profit previous period	128,339
% increase/(decrease) in constant exchange rates	6%

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Company announcement No 4 / 2026

Financial report for the period 1 January 2025 to 31 December 2025	Page 40 of 43
EBITDA and EBITDA at CER
Novo Nordisk defines EBITDA as ’Net profit’ adjusted for 'income taxes', 'financial items', 'depreciation and amortisation' and 'impairment losses and reversals'. EBITDA is a measure that is widely used by investors and analysts as it helps analyse operating results from core business operations without including the effects of capital structure, tax rates and depreciation and amortisation and impairment losses. These factors can vary substantially between companies.

EBITDA and EBITDA growth at CER

DKK million	2025	2024	% change 2025 to 2024

Net profit	102,434	100,988	1%
Income taxes	28,106	26,203	7%
Financial income	(9,660)	(6,198)	56%
Financial expenses	6,778	7,346	(8%)
Operating profit (EBIT)	127,658	128,339	(1%)
Depreciation and amortisations	14,666	8,545	72%
Impairment losses and reversals	7,316	10,562	(31%)
EBITDA	149,640	147,446	1%
Effect of exchange rates	8,632	1,146
EBITDA at CER	158,272	148,592	N/A
EBITDA previous period	147,446
% increase/(decrease) in constant exchange rates	7%

Adjusted net profit and Adjusted diluted earnings per share ("EPS")
Novo Nordisk defines Adjusted net profit as ‘Net profit’ excluding the following items and related tax effects:

•Impairment losses and reversals on intangible assets
•Amortisations on intangible assets
•Major restructuring costs

Adjusted net profit is considered to be relevant information for investors as it helps analyse financial performance from core business operations from period to period and enhances comparability against peer companies. Adjusted EPS is calculated as Adjusted net profit divided by average number of shares outstanding, including the dilutive effect of the outstanding restricted stock units.

Major restructuring costs
Major restructuring costs refer to costs incurred in connection with substantial restructuring plans where the accumulated costs exceed DKK 1,000 million. Costs included under ‘Major restructuring costs’ are considered exceptional and non-recurring, as they arise from strategic restructurings that are not reflective of the Group’s ongoing operating activities. Such costs include costs of severance and termination benefits, impairments of tangible assets and committed expenses for contract or projects terminated as part of substantial restructuring plans. Impairments of intangible assets are included in the line ‘Impairment losses and reversals on intangible assets’ even if related to substantial restructuring plans.
The company-wide transformation plan announced on 10 September 2025 is an example of such substantial restructuring plan. As part of the restructuring, the global workforce was being reduced by approximately 9,000 positions. No other major restructuring plans have been undertaken within the past two years. For further information on the company-wide transformation plan, see separate company announcement: https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=916424 (The contents of the company's website do not form a part of this Form 6-K).

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Company announcement No 4 / 2026

Financial report for the period 1 January 2025 to 31 December 2025	Page 41 of 43

Adjusted net profit and Adjusted diluted EPS

DKK million	2025	2024	% change 2025 to 2024

Net profit	102,434	100,988	1%
Impairment losses and reversals on intangible assets[1]	2,760	9,513	(71%)
Amortisations on intangible assets	6,529	2,512	160%
Major restructuring costs	8,014	—	N/A
Tax effects of adjustments	(3,330)	(2,456)	36%
Adjusted net profit	116,407	110,557	5%
Average number of shares outstanding, including dilutive effect (million)	4,447.7	4,463.0	0%
Adjusted diluted EPS	26.17	24.77	6%
1) Impairment losses on intangible assets relate in part to substantial restructuring plans. These are detailed in the table 'Specification of major restructuring costs'.

Specification of major restructuring costs 2025

DKK million	Costs of goods sold	Sales and distribution costs	Research and development costs	Administrative costs	2025

Severance and termination benefits	1,685	1,600	1,126	809	5,220
Committed expenses for contracts or projects terminated	—	—	424	—	424
Impairment losses on property, plant and equipment	1,369	—	1,001	—	2,370
Major restructuring costs excluded from Adjusted net profit	3,054	1,600	2,551	809	8,014

Impairment losses on intangible assets	—	—	1,352	—	1,352
Total major restructuring costs	3,054	1,600	3,903	809	9,366

Specification of major restructuring costs Q4 2025

DKK million	Costs of goods sold	Sales and distribution costs	Research and development costs	Administrative costs	Q4 2025

Severance and termination benefits	(379)	38	(28)	252	(117)
Committed expenses for contracts or projects terminated	—	—	(3)	—	(3)
Impairment losses on property, plant and equipment	—	—	44	—	44
Major restructuring costs excluded from Adjusted net profit	(379)	38	13	252	(76)

Impairment losses on intangible assets	—	—	(13)	—	(13)
Total major restructuring costs	(379)	38	—	252	(89)
Major restructuring costs incurred in Q4 2025 related to the company-wide transformation plan announced on 10 September 2025. Cost estimates made in Q3 2025 were realised in Q4 2025 with a minor effect on full year cost.

Free cash flow
Free cash flow is a measure of the amount of cash generated in the period which is available for the Board of Directors to allocate between Novo Nordisk's capital providers, through measures such as dividends, share repurchases and repayment of debt (excluding lease liabilities) or for retaining within the business to fund future growth.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Corporate Governance	Legal	Financial Information
Company announcement No 4 / 2026

Financial report for the period 1 January 2025 to 31 December 2025	Page 42 of 43
The following table shows a reconciliation of Free cash flow with Net cash generated from operating activities, the most directly comparable IFRS financial measure:

Free cash flow

DKK million	2025	2024

Net cash generated from operating activities	119,102	120,968
Purchase of property, plant and equipment	(60,140)	(47,164)
Purchase of intangible assets	(29,973)	(4,145)
Cash used for acquisition of businesses	—	(82,163)
Settlement for prior year's acquisition of businesses	1,004	—
Proceeds from other financial assets	30	—
Purchase of other financial assets	(225)	(786)
Repayment of lease liabilities	(1,503)	(1,417)
Free cash flow	28,295	(14,707)

Net debt and Net debt/EBITDA
Net debt comprises of current and non-current ‘Borrowings’, excluding lease liabilities, less ‘Cash at bank’ and ‘Marketable securities’. Net Debt and Net debt/EBITDA is considered relevant information for investors as it provides a clear indicator of Novo Nordisk’s leverage position.

The following table shows a reconciliation of Net debt with the balance sheet items, the most directly comparable IFRS financial measures:

Net debt and Net debt/EBITDA

DKK million	31 Dec 2025	31 Dec 2024

Borrowings, non-current	(118,941)	(89,674)
Borrowings, current	(12,017)	(13,113)
Add-back of lease liabilities	8,572	6,766
Cash at bank	26,464	15,655
Marketable securities	498	10,653

Net debt	(95,424)	(69,713)
EBITDA	149,640	147,446
Net debt/EBITDA	64%	47%

New non-IFRS measures effective from 2026

To enhance transparency and comparability of underlying performance, Novo Nordisk will, with effect from the financial year 2026, present outlook and expectations for sales growth and operating profit growth using new non-IFRS measures that better reflect underlying developments by excluding certain exceptional and non-recurring effects, primarily of non-cash nature.

Definitions of the new non-IFRS measures are presented below. From the first quarter of 2026, management will present a reconciliation of these adjusted measures to the most directly comparable IFRS measure.

Adjusted sales as reported and at constant exchange rates
The introduction of Adjusted sales as reported and at constant exchange rates ("CER") is driven by the impact of reversing a provision for sales rebates of USD 4.2 billion in the first quarter of 2026 related to the 340B Drug Pricing Program in the US, that was previously constrained. The effect is considered exceptional and non‑recurring and is not reflective of the

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Company announcement No 4 / 2026

Financial report for the period 1 January 2025 to 31 December 2025	Page 43 of 43
Group’s normal course operating activities. Adjusted sales growth as reported and at CER will exclude this specific effect to provide a clearer view of underlying operating performance.

Adjusted operating profit as reported and at constant exchange rates
Adjusted operating profit as reported and at constant exchange rates ("CER") will likewise exclude the impact of reversing the provision for sales rebates of USD 4.2 billion in the first quarter of 2026 related to the 340B Drug Pricing Program in the US, that was previously constrained, as well as other exceptional and non-recurring items related to effects from major legal matters and major impairment losses.

Major legal matters
Major legal matters refers to legal matters (such as legal or administrative disputes, litigations, investigations or settlements) where any such matter, or series of related matters, has an impact (net of insurance recoveries) in excess of DKK 1,000 million on Novo Nordisk in any given year. Expenses incurred for Novo Nordisk’s legal counsel and consultants in advising, defending, litigating or negotiating settlements are not excluded. Major legal matters are considered exceptional and non‑recurring and not reflective of the Group’s normal course operating activities.

Major impairments
Major impairments refers to impairment losses on intangible assets and property, plant and equipment in excess of DKK 1,000 million. Major impairments are considered exceptional and non-recurring and not reflective of the Group’s normal course operating activities.

Free cash flow
With effect from 2026, Novo Nordisk defines Free cash flow as ’net cash generated from operating activities’, less ‘Purchase of property, plant and equipment’. The change has been made to align with guidance metric and improve peer comparability.

Adjusted net profit
With effect from 2026, adjusted net profit will further adjust for the impact of reversing the provision for sales rebates of USD 4.2 billion in the first quarter of 2026 related to the 340B Drug Pricing Program in the US, that was previously constrained, 'Major legal matters' and 'Major impairments on property, plant and equipment'. This change is made to align with new guidance metrics, i.e. Adjusted operating profit. The additional adjustments, which are implemented in 2026, are primarily of non-cash nature.

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Company announcement No 4 / 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 4, 2026
Novo Nordisk A/S

Mike Doustdar
Chief Executive Officer